   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1997.

                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                             ALLIED HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                             ---------------------

             GEORGIA                           4213                          58-0360550
  (State or other jurisdiction     (PRIMARY STOCK AND INDUSTRIAL   (I.R.S. Employer Identification
       of incorporation or          CLASSIFICATION CODE NUMBER)                 No.)
          organization)

                        160 CLAIREMONT AVENUE, SUITE 510
                             DECATUR, GEORGIA 30030
                                 (404) 370-1100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                DANIEL H. POPKY
                            VICE PRESIDENT, FINANCE
                             ALLIED HOLDINGS, INC.
                        160 CLAIREMONT AVENUE, SUITE 510
                             DECATUR, GEORGIA 30030
                                 (404) 370-1100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

             THOMAS M. DUFFY, ESQ.                          IAN B. BLUMENSTEIN, ESQ.
             TROUTMAN SANDERS LLP                               LATHAM & WATKINS
         NATIONSBANK PLAZA, SUITE 5200                          885 THIRD AVENUE
          600 PEACHTREE STREET, N.E.                        NEW YORK, NEW YORK 10022
            ATLANTA, GEORGIA 30308                               (212) 906-1326
                (404) 885-3000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                             ---------------------
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

===============================================================================================================
                                                       PROPOSED MAXIMUM    PROPOSED MAXIMUM
                                      AMOUNT TO BE     AGGREGATE PRICE    AGGREGATE OFFERING      AMOUNT OF
 TITLE OF SHARES TO BE REGISTERED    REGISTERED(1)       PER SHARE(2)          PRICE(2)        REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------
Common Stock, no par value........  3,450,000 shares      $18.37            $63,376,500          $19,205
===============================================================================================================

(1) Includes 450,000 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of determining the registration fee and calculated in accordance with Rule 457(c) under the Securities Act of 1933 on the basis of the last reported sales price of the Company's Common Stock on October 21, 1997 as reported on the Nasdaq National Market.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                                OCTOBER 23, 1997

                                3,000,000 SHARES

                             [ALLIED HOLDINGS LOGO]

                                  COMMON STOCK
                             ---------------------

     Of the 3,000,000 shares of Common Stock offered hereby (the "Offering"), 2,000,000 shares are being sold by Allied Holdings, Inc. (the "Company" or "Allied") and 1,000,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. The Common Stock is traded on the Nasdaq National Market under the symbol "HAUL." On October 22, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $20.25 per share. See "Price Range of Common Stock and Dividend Policy."
                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=================================================================================================================
                                     PRICE             UNDERWRITING           PROCEEDS           PROCEEDS TO
                                       TO             DISCOUNTS AND              TO                SELLING
                                     PUBLIC            COMMISSIONS           COMPANY(1)          STOCKHOLDERS
-----------------------------------------------------------------------------------------------------------------
Per Share....................          $                    $                    $                    $
-----------------------------------------------------------------------------------------------------------------
Total(2).....................          $                    $                    $                    $
=================================================================================================================

(1) Before deducting expenses of $          payable by the Company.
(2) The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares to the public at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds to Selling Stockholders will be $          , $          ,
    $          and $          , respectively. See "Underwriting."
                             ---------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as, and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that the delivery of the shares will be made at the offices of BT Alex.
Brown Incorporated, Baltimore, Maryland, on or about             , 1997.

BT ALEX. BROWN                                          BEAR, STEARNS & CO. INC.

               THE DATE OF THIS PROSPECTUS IS             , 1997

                          [PHOTOGRAPHS TO BE INCLUDED]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE COMMON STOCK OFFERING AND PURCHASE COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M OF THE SECURITIES AND EXCHANGE COMMISSION. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Consolidated Financial Statements and notes thereto, contained and incorporated by reference in this Prospectus. The terms "Allied" and the "Company" refer to Allied Holdings, Inc. and its subsidiaries, unless otherwise stated or indicated by the context. References herein to 1996 pro forma operating data are to the operating data of the Company for the year ended December 31, 1996, after giving effect to the Offering (assuming a public offering price of $20.25 per share, the last reported sale price of the Common Stock on the Nasdaq National Market on October 22, 1997), the Ryder Acquisition and the Senior Note Offering as if they had occurred on January 1, 1996. See "Unaudited Pro Forma Financial Information." Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company, founded in 1934, is the largest motor carrier in North America specializing in the transportation of new and used automobiles and light trucks and serves all of the major domestic and foreign automotive manufacturers. The Company offers a full range of automotive delivery services including transporting new, used and off-lease vehicles to dealers from plants, rail ramps, ports and auctions, and providing vehicle rail-car loading and unloading services. The Company also provides logistics solutions and other services to the new and used vehicle distribution market and other segments of the automotive industry, including the rapidly growing used car superstore market. The Company transported approximately 65% of the new vehicles sold in the United States and Canada in 1996 and had 1996 revenues nearly five times greater than the Company's closest competitor, after giving pro forma effect to the acquisition by the Company of Ryder Automotive Carrier Services, Inc. and RC Management Corp. (collectively "Ryder") from Ryder System, Inc. ("Ryder System") on September 30, 1997 (the "Ryder Acquisition"). For the year ended December 31, 1996, after giving pro forma effect to the Ryder Acquisition, revenues and operating income of the Company would have been approximately $960.7 million and $31.7 million, respectively.

     The Company operates primarily in the short-haul segment of the automotive transportation industry with an average length of haul of less than 200 miles. The Company delivers new and used vehicles throughout the United States and Canada for all of the major domestic and foreign manufacturers of automobiles and light trucks and certain of the used car superstores. General Motors, Ford and Chrysler represent the Company's largest customers, accounting for approximately 35%, 26% and 14%, respectively, of 1996 pro forma revenues. The Company also provides services to all of the major foreign manufacturers, including Honda, Mazda, Nissan, Toyota, Isuzu, Volkswagen and Mitsubishi.

     The Company also provides logistics solutions that complement its new and used vehicle distribution services operations and is pursuing additional opportunities in the growing remarketed vehicle sector, which includes the delivery of used and previously leased vehicles and vehicles sold through the automotive auction process. For example, the Company has entered into agreements with AutoNation and DriversMart to provide transportation logistics services for the movement of vehicles to their reconditioning centers and stores. In August 1997, the Company also entered into a contract with Aucnet to provide transportation logistics services relating to the movement of vehicles sold through live interactive auctions and bulletin board sales on the Internet.

     The Company's executive offices are located at 160 Clairemont Avenue, Decatur, Georgia 30030, and its telephone number is (404) 370-1100.

                                 KEY STRENGTHS

     The Company's key strengths and distinguishing characteristics, which management believes have been enhanced as a result of the Ryder Acquisition, include the following:

          Leading Market Position. The Company is the largest motor carrier of automobiles and light trucks in North America. The Company transported approximately 65% of the new vehicles sold in the United States and Canada in 1996 and had 1996 revenues nearly five times greater than the Company's closest competitor, after giving effect to the Ryder Acquisition. The Company believes that its significant market position as a result of the Ryder Acquisition, combined with its specialized equipment and service, will strengthen the Company's position as a leader in the automotive transportation industry.

          Long-Term Customer Relationships. Over the past six decades, the Company has built a reputation as a reliable vehicle transporter and, as a result, has developed and maintained long-term relationships with its major customers. For example, the Company has been serving Ford since 1934, Chrysler since 1979, and General Motors since 1914. These long-term relationships, combined with consistent quality service, have resulted in the Company hauling more than 50% of General Motors', Ford's and Chrysler's 1996 North American production, after giving effect to the Ryder Acquisition. The Company believes that its long-term relationships, along with the integration of its information systems with those of its customers, provide the Company with a significant competitive advantage.

          Proprietary Information Systems. The Company believes that its commitment to being a leader in the development of proprietary information systems provides enhanced customer service and improved operating efficiencies. Through electronic data interchange ("EDI") capabilities, the Company communicates directly with manufacturers throughout the vehicle delivery process and electronically bills and collects from its customers, significantly decreasing cycle time and enabling customers to reduce inventory costs. The Company's proprietary information systems design an optimal load for each of its specialized tractor-trailers ("Rigs") and determine the most economical and efficient delivery sequence thereby enhancing operating efficiencies. Since 1994, the Company has spent $5.4 million to enhance the capability of these systems.

          Emphasis on Productivity Improvements. The Company continually seeks to enhance and improve performance and productivity through measures such as efficient management of its fleet of Rigs, the use of performance improvement programs for employees, and information systems development. Additionally, the Company has implemented a management strategy designed to increase the productivity of its employees through various programs which recognize employee performance, such as rewarding damage-free deliveries, employee efficiency and driver safety. During the first six months of 1997, the Company maintained a damage-free delivery rate of 99.6%.

          Experienced Management Team with Significant Ownership Interest. The Company's management team provides a depth and continuity of experience. The Company's senior management group averages over 20 years experience in the automotive transportation industry with certain officers having over 30 years experience with the Company. Additionally, after giving effect to the Offering, the Company's management team will continue to own an aggregate of approximately 29.2% of the outstanding Common Stock.

                                GROWTH STRATEGY

     The Company's objective is to consistently meet its customers' needs by maintaining its position as a leading provider of high quality and cost effective automotive distribution services. The following are the primary elements of the Company's strategy to continue to enhance revenue growth and profitability:

          Increase Share of Used Vehicle Transportation Market. The Company believes it can generate additional revenue by continuing to pursue opportunities in the growing remarketed vehicle sector, which is undergoing significant consolidation. The remarketed vehicle sector includes the delivery of used and previously leased vehicles and vehicles sold through the automotive auction process. The Company has been aggressively pursuing business from the used car superstores, which represents one of the fastest growing sectors of the automotive industry, as well as off-lease companies and auto auctions. For example, in August 1997 the Company entered into a contract with Aucnet to provide transportation logistics services for the movement of vehicles sold through live interactive auctions and bulletin board sales on the Internet. The Company also has agreements with AutoNation and DriversMart to provide logistics services for the movement of vehicles to their reconditioning centers and stores.

          Expand Share of New Vehicle Transportation Market. The Company believes it can capture a larger percentage of its major customers' North American production volume by building upon existing relationships and leveraging its reputation for providing high-quality service, value-added services and competitive pricing, while expanding the breadth of services offered to its customers. The Company also believes it can increase its business with existing customers by utilizing its expansive terminal locations and its sophisticated information systems to deliver vehicles more efficiently and cost effectively.

          Realize Operating Efficiencies. The Company continually focuses on increasing operating efficiencies without compromising the quality or range of its services. The Company has identified the following areas which, as a result of the Ryder Acquisition, provide significant savings potential:

        - Optimize Terminal Network. The Company plans to consolidate approximately 19 terminals, or approximately 14% of its terminal locations, which, as a result of the Ryder Acquisition, are located in close proximity to one another. The consolidation of these terminals will reduce operating and terminal overhead costs. In addition, the Company believes that additional cost savings can be achieved by combining terminal administrative functions.

        - Improve Productivity. Over the past decade, the Company has implemented performance improvement programs at its terminal locations which have resulted in reduced operating costs. The Company intends to implement these programs at the Ryder locations. In addition, the Company believes it will be able to increase Rig utilization through the consolidation of terminal locations and through the increased backhaul potential that the Company believes will result from the Ryder Acquisition. These actions are expected to reduce the number of Rigs the Company is required to operate and result in reduced operating costs.

        - Integration of Proprietary Information Systems. The Company intends to integrate Ryder's information systems with its own proprietary information systems. This is expected to result in increased operating efficiencies and reduced administrative costs.

        - Centralize Administrative Functions. The Company's administrative functions are centralized and performed at its corporate headquarters in Decatur, Georgia. The Company is in the process of combining most of Ryder's central office functions with the Company's in order to eliminate redundant functions and reduce costs.

          Continue to Introduce Complementary Services. Over the past several years, the Company has made a significant commitment to providing logistics solutions and other services to its existing customers and other segments of the automotive industry utilizing its proprietary information systems and extensive terminal networks. These services include identifying new and innovative distribution methods, providing solutions relating to improving the management of inventory of new and used vehicles, and providing distribution services relating to the used and remarketed vehicle market. For example, the Company is party to an agreement with Volkswagen to provide port processing and vehicle distribution services. The Company also believes that significant opportunities exist for it to provide automotive distribution services to its existing customers' foreign manufacturing plants through the formation of joint ventures with established local transportation carriers.

          Pursue Selective Acquisitions. The Company plans to pursue selective acquisitions within the automotive distribution services industry. Specifically, the Company believes that significant opportunities exist to acquire entities which would enable the Company to provide additional logistics services to the domestic and international operations of its existing customer base and other global automotive manufacturers. As the largest motor carrier of automobiles and light trucks in North America, the Company believes that acquisitions will enable it to leverage its existing infrastructure and thereby increase profit opportunities. The Company completed the Ryder Acquisition on September 30, 1997 for $114.5 million, subject to post-closing adjustments. In October 1994, the Company acquired Auto Haulaway, Inc. ("Auto Haulaway"), the largest transporter of automobiles and light trucks in Canada, for $65.0 million. Allied has successfully integrated Auto Haulaway's information systems and administrative functions into those of the Company resulting in significant cost savings. In addition, the Company acquired Kar-Tainer International, Ltd. ("Kar-Tainer") in April 1997 for $13.1 million to provide the capability to transport finished and partially completed vehicles and parts in intermodal containers domestically and internationally and is currently integrating Kar-Tainer's systems and operations with those of the Company.

                             THE RYDER ACQUISITION

     On September 30, 1997, the Company acquired Ryder from Ryder System for $114.5 million in cash, subject to post-closing adjustments. Ryder provided a full range of automotive delivery services including transporting new, used and off-lease vehicles to dealers from plants, rail ramps, ports and auctions, and providing vehicle rail-car loading and unloading services. Ryder also provided logistics solutions and other services to the new and used vehicle distribution market and other segments of the automotive industry, including the growing used car superstore market.

     For the year ended December 31, 1996, Ryder generated revenues and operating income of $568.1 million and $0.6 million, respectively (in each case, adjusted to reflect only the businesses of Ryder acquired by the Company, before any pro forma adjustments). Ryder's operating income for 1996 includes an $11.3 million charge relating to a restructuring that was intended to improve Ryder's future operating performance. See "Unaudited Pro Forma Financial Information" and "Business -- Ryder."

     Ryder operated throughout the Continental United States and Canada through approximately 90 terminals and a fleet of approximately 3,400 Rigs, including approximately 600 owner-operated Rigs, and had approximately 4,800 employees. Similar to the Company, Ryder provided vehicle hauling services to all of the major domestic and foreign automotive manufacturers. General Motors represented Ryder's largest customer, accounting for approximately 49.9% of 1996 revenues.

     The Company believes that the Ryder Acquisition was consistent with the Company's growth strategy to increase its market share within the North American automotive carrier industry. The Ryder Acquisition also provided an opportunity for the Company to significantly accelerate its penetration with existing customers and gain entry to new customers. The Company believes that the Ryder Acquisition is attractive because: (i) the combination of Allied and Ryder has created the largest motor carrier in the automotive transportation industry, transporting approximately 65% of the new vehicles sold in the United States and Canada in 1996; (ii) significant cost savings and margin enhancement opportunities are expected to be realized through consolidation of terminal operations and administrative functions, the integration of proprietary information systems, and the implementation of performance improvement programs;
(iii) the Company will be able to provide additional services to its customers through increased capabilities, such as port processing and rail yard management; (iv) the Company's customer base will become more diversified; and (v) the Company will expand the geographic territories in which it does business from the southern and eastern United States and Canada to the entire Continental United States and Canada.

     In connection with the Ryder Acquisition, the Company completed an offering (the "Senior Note Offering") of $150.0 million of its 8 5/8% Senior Notes due 2007 (the "Senior Notes"). The net proceeds to the Company from the sale of the Senior Notes were used to fund the Ryder Acquisition, to pay related fees and expenses, and to reduce outstanding borrowings.

                                  THE OFFERING

Common Stock offered by the
  Company.......................   2,000,000 shares

Common Stock offered by Selling
  Stockholders..................   1,000,000 shares
                                  ----------------------------------------------

Total Common Stock offered......   3,000,000 shares
                                  ----------------------------------------------
                                  ----------------------------------------------

Common Stock to be outstanding
after the Offering..............   9,810,000 shares(1)

Use of proceeds by the
Company.........................   To repay certain indebtedness. See "Use of
                                   Proceeds."

Nasdaq National Market..........   HAUL
---------------

(1) Does not include 171, 050 shares of Common Stock issuable upon the exercise of outstanding stock options.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider all information set forth in this Prospectus, including the information set forth in "Risk Factors" beginning on page 9, prior to making an investment decision.

                              RECENT DEVELOPMENTS

     Based upon preliminary unaudited financial information, the Company had revenues of $91.4 million and operating income of $1.8 million (excluding a one-time charge related to the Ryder Acquisition) for the quarter ended September 30, 1997, compared to revenues of $87.6 million and operating income of $1.0 million for the quarter ended September 30, 1996, and Ryder had revenues of $141.9 million and pre-tax earnings of $5.2 million for the quarter ended September 30, 1997, compared to revenues of $136.6 million and a pre-tax loss of $4.5 million for the quarter ended September 30, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Recent Developments."

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following table sets forth certain summary historical and pro forma consolidated financial and operating data of the Company for each of the three years in the period ended December 31, 1996 and for the six-month periods ended June 30, 1996 and 1997. The financial data is derived from the Company's audited and unaudited consolidated financial statements included elsewhere herein. The pro forma data gives effect to the Offering (assuming a public offering price of $20.25 per share, the last reported sale price of the Common Stock on the Nasdaq National Market on October 22, 1997), the Ryder Acquisition and the Senior Note Offering as if they had occurred on (i) January 1, 1996 with respect to the statement of operations data, other financial data and operating data, and (ii) June 30, 1997 with respect to the balance sheet data. This table should be read in conjunction with "Selected Financial Data," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the notes thereto, of the Company and Ryder included elsewhere in this Prospectus.

                                              YEAR ENDED DECEMBER 31,                 SIX MONTHS ENDED JUNE 30,
                                    ------------------------------------------     ------------------------------
                                               HISTORICAL                PRO           HISTORICAL           PRO
                                    -------------------------------     FORMA      -------------------     FORMA
                                     1994(1)      1995       1996       1996         1996       1997       1997
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------
                                                                (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues........................... $ 297,236  $ 381,464  $ 392,547  $ 960,661    $ 200,565  $ 208,969  $ 524,665
Operating expenses.................   268,505    360,543    373,952    928,913      189,510    197,519    496,936
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------
Operating income...................    28,731     20,921     18,595     31,748(2)    11,055     11,450     27,729
Interest expense...................     5,462     11,260     10,720     18,889        5,396      5,408      9,370
Interest income....................       312        707        603      1,216          303        357      1,448
Other income, net..................        --         --         --      2,472           --         --        752
Income tax provision...............     9,393      4,222      3,557      8,189        2,504      2,688      9,120
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------
Income before extraordinary
  item............................. $  14,188  $   6,146  $   4,921  $   8,358    $   3,458  $   3,711  $  11,439
                                    =========  =========  =========  =========    =========  =========  =========
Income per share before
  extraordinary item............... $    1.84  $    0.80  $    0.64  $    0.86    $    0.45  $    0.48  $    1.18
                                    =========  =========  =========  =========    =========  =========  =========
Weighted average common shares
  outstanding...................... 7,725,000  7,725,000  7,725,000  9,725,000    7,725,000  7,725,000  9,725,000
                                    =========  =========  =========  =========    =========  =========  =========
OTHER FINANCIAL DATA:
EBITDA(3).......................... $  45,045  $  46,352  $  45,020  $  98,880(2) $  23,986  $  25,236  $  62,011
Capital expenditures:
  New Rigs and modifications.......    23,337     11,716     17,092     58,470       12,053      5,811     15,206
  Maintenance and other............     7,208      6,494      8,880     12,724        2,323      1,099      1,739
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------
    Total.......................... $  30,545  $  18,210  $  25,972  $  71,194    $  14,376  $   6,910  $  16,945
                                    =========  =========  =========  =========    =========  =========  =========
OPERATING DATA:
Rigs operated (at end of period)...     2,151      2,063      1,947      5,323        1,999      1,893      5,250
Vehicles delivered (in thousands)..     3,254      4,515      4,738     10,767        2,450      2,503      5,749
Loads delivered (in thousands).....       385        540        572      1,348          295        307        713

                                                                        AS OF JUNE 30, 1997
                                                              ----------------------------------------
                                                                                          PRO FORMA
                                                               ACTUAL    PRO FORMA(4)   AS ADJUSTED(5)
                                                              --------   ------------   --------------
                                                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Total assets................................................  $228,694     $540,000        $533,731(6)
Total debt..................................................   105,234      231,789         198,763
Stockholders' equity........................................    60,157       60,157          92,402(6)

---------------

(1) Includes the results of Auto Haulaway commencing with its acquisition by the Company on October 31, 1994.
(2) Pro forma operating income for 1996 includes an $11.3 million restructuring charge at Ryder related to efforts to improve its profitability and focus on its core business of transporting vehicles and related services. See "Business -- Ryder."
(3) Represents income before interest expense, interest income, income tax provision, depreciation and amortization and extraordinary item. EBITDA is presented because it provides useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(4) Gives pro forma effect to the Ryder Acquisition and the Senior Note
    Offering.
(5) As adjusted to give effect to the Offering.
(6) Excludes an after-tax charge of approximately $5.2 million that the Company will record to write down Company Rigs and terminal facilities that will be idled or closed as a result of the Ryder Acquisition.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully review the information set forth below, in addition to the other information contained and incorporated by reference in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

ABILITY TO INTEGRATE ACQUISITION OF RYDER

     The full benefits of the business combination of the Company and Ryder requires the integration of each company's operational, administrative, finance and marketing organizations, the coordination of each company's operations and the implementation of appropriate operational, financial and management systems and controls in order to capture the efficiencies and the cost reductions that are expected to result from the Ryder Acquisition. This will require substantial attention from the Company's management team. The diversion of management attention, as well as any other difficulties which may be encountered in the transition and integration process, could have an adverse impact on the revenue and operating results of the Company. In addition, there can be no assurance that the Company will be successful in integrating the operations of Ryder, or that the anticipated benefits will be realized.

DEPENDENCE ON AUTOMOTIVE INDUSTRY

     The automotive transportation industry is dependent upon the volume of automobiles and light trucks manufactured, imported and sold. The automotive industry is highly cyclical and demand for new automobiles and light trucks is directly affected by such factors as general economic conditions, consumer confidence, and the availability of affordable new car financing. As a result, the Company's results of operations will be adversely affected by cyclical downturns in the general economy or in the automotive industry and by consumer preferences in purchasing new automobiles and light trucks.

DEPENDENCE ON MAJOR CUSTOMERS

     The Company's business is highly dependent upon General Motors, Ford and Chrysler, its largest customers. The Company derived approximately 35%, 26% and 14% of its 1996 pro forma revenues from General Motors, Ford and Chrysler, respectively. A significant reduction in General Motors', Ford's or Chrysler's production, the loss of General Motors, Ford or Chrysler as a customer, or a significant reduction in the services provided for any of these customers by the Company would have a materially adverse effect upon the Company. See "Business."

CONTRACTS WITH CUSTOMERS

     The Company operates under contracts with most of its customers with terms varying from 30 days to five years. The Company's contract with Ford expires in May 1999, its contract with Chrysler expires in June 2000, and it has an agreement in principle with General Motors to enter into a three-year contract. See "-- Dependence on Major Customers." The contracts between the Company and its customers generally establish rates for the transportation of vehicles based upon a fixed rate per vehicle transported and a variable rate for each mile a vehicle is transported. The contracts generally do not permit the Company to recover for increases in fuel prices, fuel taxes or labor costs, and any such increases are likely to have an adverse effect on the Company's results of operations, although some contracts provide for renegotiation to address certain material adverse changes. In addition, certain of the Company's contracts provide for annual rate reductions. While the Company may be able to derive savings through increased efficiencies with respect to vehicles transported for these customers, the savings may not offset the reductions, which would adversely affect the Company's results of operations.

LIABILITY EXPOSURE

     The Company currently retains up to $650,000 of liability for each claim for workers' compensation and up to $500,000 of liability for automobile and general liability, including personal injury and property damage claims. In addition to the $500,000 per occurrence deductible for automobile liability, there is a $500,000 aggregate deductible for those claims which exceed the $500,000 per occurrence deductible. The Company also retains up to $250,000 of liability for each cargo damage claim in the United States. In Canada, the Company retains up to C$100,000 (approximately U.S. $72,000 at October 16, 1997) of liability for each claim for personal injury, property damage or cargo damage. If the Company were to experience a material increase in the frequency or severity of accidents or workers' compensation claims or unfavorable developments in existing claims, the Company's operating results could be adversely affected. The Company formed Haul Insurance Limited in December 1995 as a captive insurance subsidiary to provide insurance coverage to the Company with respect to its deductibles for workers' compensation and commercial general liability in the United States and for automobile liability insurance in the United States and Canada. See "Business -- Risk Management and Insurance."

ENVIRONMENTAL REGULATION

     The Company is subject to environmental laws and regulations that impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials or petroleum products. Such liability could relate to spills, disposals or other releases of hazardous materials or petroleum products at property that the Company (i) currently owns or operates, (ii) formerly owned or operated, or
(iii) used for the disposal of wastes. These environmental laws and regulations typically impose cleanup responsibility and liability without regard to whether the owner or operator knew or caused the presence of the contaminants, and the liability under the laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of liabilities. Many of the Company's terminals contain, or have contained, underground storage tanks ("USTs") for storing fuel and other materials. While the Company believes that it is in material compliance with all environmental requirements, including requirements relating to the USTs, there can be no assurance that any failure to comply, or compliance in the future, with such environmental laws (including the potential imposition of liabilities associated with releases of hazardous substances or petroleum products from the properties currently or formerly owned or operated by the Company) will not have a material adverse effect on the Company's business, financial condition or results of operations. See
"Business -- Regulation."

LABOR MATTERS

     Certain subsidiaries of the Company, along with four other motor carriers who, together with the Company, provide approximately 95% of the total new vehicle motor transportation services in the United States, are signatories to the Automobile National Master Agreement (the "Master Agreement") with the International Brotherhood of Teamsters (the "Teamsters"). As a result of being a party to the Master Agreement, the Company does not have exclusive control over labor concessions in bargaining with the Teamsters. In Canada, certain subsidiaries of the Company are signatories to four labor agreements, each covering certain of the Canadian provinces and territories. The contracts expire from May 31, 1998 to March 31, 2000. In addition, the Company is a party to agreements with other labor unions. There can be no assurance that renegotiation of labor contracts as they expire will not result in increased labor costs to the Company, which increases could be material, or that such contracts can be renegotiated without work stoppages.

COMPETITION

     The automotive transportation industry is highly competitive. The Company currently competes with other motor carriers of varying sizes, as well as with railroads. The Company also competes with non-union motor carriers that may be able to provide comparable services at lower costs. The development of new methods for hauling vehicles could also lead to increased competition. See "Business -- Competition."

SEASONALITY

     The Company's revenues are seasonal, with the second and fourth quarters generally experiencing higher revenues than the first and third quarters. The volume of vehicles shipped during the second and fourth quarters is generally higher due to the introduction of new models which are shipped to dealers during those periods and the higher spring and early summer sales of automobiles and light trucks. During the first and third quarters, vehicle shipments typically decline due to lower sales volume during those periods and scheduled plant shut downs which primarily occur during the third quarter. See "Management's Discussion and Analysis of Financial Condition and Results of
Operation -- Seasonality and Inflation."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company is dependent upon its senior management team, as well as its ability to attract and retain qualified personnel. There is competition for qualified personnel in the automotive transportation industry. There is no assurance that the Company will be able to retain its existing senior management or to attract additional qualified personnel. See "Management."

EFFECTIVE CONTROL BY PRINCIPAL STOCKHOLDERS

     Following the Offering, the Company's management will continue to beneficially own an aggregate of 2,861,191 shares of Common Stock, or 29.2% of the outstanding Common Stock. As a result, if management and members of their families choose to vote all of their shares in a similar manner, management likely would have sufficient voting power to elect the entire Board of Directors of the Company and to significantly influence the outcome of matters submitted to shareholders. Such concentration of ownership may have the effect of preventing a change in control of the Company. See "Principal and Selling Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of the Common Stock, or the perception that such sales may occur, could adversely affect the value of the Common Stock. Upon completion of this Offering, there will be 20.0 million shares of Common Stock authorized and approximately 9.8 million shares of Common Stock outstanding. See "Description of Capital Stock."

VOLATILITY OF PRICE OF COMMON STOCK

     The market price for shares of Common Stock is subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in earnings estimates by analysts, conditions in the Company's markets or general market or economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of many companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the price of the Common Stock.

NO DIVIDENDS

     The Company has not paid and does not anticipate paying any dividends on its Common Stock in the foreseeable future. The Company intends to retain its earnings, if any, for use in the Company's growth and ongoing operations. In addition, the terms of the Company's revolving credit facility (the "Revolving Credit Facility") and the Senior Notes restrict the ability of the Company to pay dividends on the Common Stock. See "Price Range of Common Stock and Dividend Policy."

BLANK CHECK PREFERRED STOCK

     The Company's Articles of Incorporation allow the Board of Directors to issue up to 5.0 million shares of Preferred Stock and to fix the rights, privileges and preferences of such shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, any such issuance could be used to discourage, delay or make more difficult a change in control of the Company. See "Description of Capital Stock -- Preferred Stock."

FORWARD-LOOKING STATEMENTS

     Certain of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus may constitute "forward-looking" statements for purposes of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause the actual results, performance or achievements of the Company to differ materially from the Company's expectations are disclosed in this Prospectus ("Cautionary Statements"), including, without limitation, those statements included under "Risk Factors" and otherwise herein. All written and oral forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Statements.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 2,000,000 shares of Common Stock offered hereby by the Company are estimated to be approximately $37.7 million (assuming a public offering price of $20.25 per share, the last reported sale price of the Common Stock on the Nasdaq National Market on October 22, 1997), after deducting underwriting discounts and commissions and estimated expenses of the Offering. All of the net proceeds to the Company, together with available cash and borrowings under the Revolving Credit Facility, will be used to retire the Company's 12% Senior Subordinated Notes due February 1, 2003 (the "Subordinated Notes"). The Company will not receive any proceeds from the sale of Common Stock offered hereby by the Selling Stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "HAUL." The following table sets forth for the periods indicated the high and low sales prices of the Common Stock on the Nasdaq National Market.

                                                                PRICE RANGE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
1995
First Quarter...............................................  $12.50   $ 9.75
Second Quarter..............................................   11.00     8.50
Third Quarter...............................................   11.75     7.25
Fourth Quarter..............................................   10.00     7.37
1996
First Quarter...............................................  $ 9.87   $ 7.75
Second Quarter..............................................   10.50     7.75
Third Quarter...............................................   10.62     8.37
Fourth Quarter..............................................   10.50     7.00
1997
First Quarter...............................................  $ 8.25   $ 6.25
Second Quarter..............................................   11.12     5.50
Third Quarter...............................................   23.25    11.25
Fourth Quarter (through October 21).........................   23.00    18.37

     On October 22, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $20.25. As of October 22, 1997, there were 70 holders of record of the Common Stock.

     The Company has not paid dividends on the Common Stock prior to the date of this Prospectus. The determination of the amount of future cash dividends, if any, to be declared and paid will depend upon, among other things, the Company's financial condition, funds from operations, the level of its capital expenditures and its future business prospects. The Revolving Credit Facility and the Senior Notes contain certain limitations on the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1997 on an actual basis, on a pro forma basis to give effect to the Ryder Acquisition and the Senior Note Offering, and as further adjusted to give effect to the Offering (assuming a public offering price of $20.25 per share, the last reported sale price of the Common Stock on the Nasdaq National Market on October 22, 1997). This table should be read in conjunction with "Selected Financial Data," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the notes thereto, of the Company included elsewhere in this Prospectus.

                                                                    JUNE 30, 1997
                                                        --------------------------------------
                                                                                    PRO FORMA
                                                         ACTUAL      PRO FORMA     AS ADJUSTED
                                                        --------    -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Long-term debt (including current maturities):
  Revolving credit facility(1)........................  $ 59,737     $ 35,487       $ 42,461
  8 5/8% Senior Notes due 2007........................        --      150,000        150,000
  12% Senior Subordinated Notes due 2003..............    40,000       40,000             --
  Other debt and capital lease obligations............     5,497        6,302          6,302
                                                        --------     --------       --------
          Total long-term debt........................   105,234      231,789        198,763
                                                        --------     --------       --------
Stockholders' equity:.................................
  Preferred stock, no par value; 5,000,000 shares
     authorized, no shares issued and outstanding.....        --           --             --
  Common stock, no par value per share; 20,000,000
     shares authorized, 7,810,000 shares issued and
     outstanding actual and pro forma, 9,810,000
     shares issued and outstanding pro forma as
     adjusted.........................................        --           --             --
  Additional paid-in capital..........................    43,657       43,657         81,357
  Retained earnings...................................    18,186       18,186(2)      12,731(2)
  Foreign currency translation adjustment, net of
     tax..............................................    (1,074)      (1,074)        (1,074)
  Unearned compensation...............................      (612)        (612)          (612)
                                                        --------     --------       --------
          Total stockholders' equity..................    60,157       60,157         92,402
                                                        --------     --------       --------
          Total capitalization........................  $165,391     $291,946       $291,165
                                                        ========     ========       ========

---------------

(1) The Company entered into the Revolving Credit Facility on September 30, 1997, which provides for $230.0 million of total availability. As of June 30, 1997, after giving pro forma effect to the Offering, the Ryder Acquisition and the Senior Note Offering, the Company would have had approximately $68.3 million of letters of credit outstanding and approximately $126.3 million of undrawn availability under the Revolving Credit Facility.
(2) Excludes an after-tax charge of approximately $5.2 million that the Company will record to write down Company Rigs and terminal facilities that will be idled or closed as a result of the Ryder Acquisition.

                            SELECTED FINANCIAL DATA

    The selected financial data presented below as of and for each of the five years in the period ended December 31, 1996 are derived from the Company's Consolidated Financial Statements which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data presented below as of and for the six months ended June 30, 1996 and 1997 are derived from the Company's unaudited Consolidated Financial Statements, which in the opinion of management include all adjustments (consisting only of normal recurring accruals) necessary to fairly present the information set forth therein. The results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the notes thereto, included elsewhere in this Prospectus.

                                                                                             SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                       JUNE 30,
                                     -----------------------------------------------------  --------------------
                                       1992       1993     1994(1)      1995       1996       1996       1997
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                               (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:

Revenues...........................  $ 212,655  $ 241,981  $ 297,236  $ 381,464  $ 392,547  $ 200,565  $ 208,969
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Salaries, wages and fringe
    benefits.......................    116,901    134,054    157,979    195,952    204,838    105,315    109,634
  Operating supplies and expenses..     40,154     44,090     51,532     62,179     62,880     31,526     32,563
  Purchased transportation.........      2,002      3,223      9,486     32,084     34,533     17,666     19,170
  Insurance and claims.............      9,553      9,745     12,043     16,022     16,849      8,039      8,098
  Operating taxes and licenses.....     10,084     12,223     14,301     16,564     16,122      8,381      8,190
  Depreciation and amortization....      8,878     11,683     16,314     25,431     26,425     12,931     13,786
  Rent expense.....................      6,051      3,485      3,214      5,354      4,975      2,481      2,470
  Communications and utilities.....      1,405      1,456      1,855      3,435      3,111      1,740      1,534
  Other operating expenses.........      1,467      1,662      1,781      3,522      4,219      1,431      2,074
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Total operating expenses...    196,495    221,621    268,505    360,543    373,952    189,510    197,519
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income...................     16,160     20,360     28,731     20,921     18,595     11,055     11,450
Minority interest in earnings of
  consolidated subsidiary..........     (1,034)      (858)        --         --         --         --         --
Interest expense...................      6,963      6,042      5,462     11,260     10,720      5,396      5,408
Interest income....................         61        313        312        707        603        303        357
Other expense, net.................        169         49         --         --         --         --         --
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes,
  extraordinary item and cumulative
  effect of accounting change......      8,055     13,724     23,581     10,368      8,478      5,962      6,399
Income tax provision(2)............      3,249      4,183      9,393      4,222      3,557      2,504      2,688
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary item
  and cumulative effect of
  accounting change................  $   4,806  $   9,541  $  14,188  $   6,146  $   4,921  $   3,458  $   3,711
                                     =========  =========  =========  =========  =========  =========  =========
Income per share before
  extraordinary item and cumulative
  effect of accounting change......  $    1.07  $    1.78  $    1.84  $    0.80  $    0.64  $    0.45  $    0.48
                                     =========  =========  =========  =========  =========  =========  =========
Weighted average common shares
  outstanding......................  4,500,000  5,347,000  7,725,000  7,725,000  7,725,000  7,725,000  7,725,000
                                     =========  =========  =========  =========  =========  =========  =========
OTHER DATA:
EBITDA(3)..........................  $  25,038  $  32,043  $  45,045  $  46,352  $  45,020  $  23,986  $  25,236
Capital expenditures:
  New Rigs and modifications.......     11,680     33,848     23,337     11,716     17,092     12,053      5,811
  Maintenance and other............      1,811      2,149      7,208      6,494      8,880      2,323      1,099
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Total......................  $  13,491  $  35,997  $  30,545  $  18,210  $  25,972  $  14,376  $   6,910
                                     =========  =========  =========  =========  =========  =========  =========
BALANCE SHEET DATA (AT END OF
  PERIOD):
Total assets.......................  $  89,722  $ 119,897  $ 218,806  $ 214,686  $ 211,083  $ 216,903  $ 228,694
Total debt.........................     48,023     44,120    122,894    111,002     95,983    103,259    105,234
Stockholders' equity (deficit).....     (5,944)    35,759     45,835     53,022     56,709     55,563     60,157

---------------

(1) Includes the results of Auto Haulaway commencing with its acquisition by the Company on October 31, 1994.
(2) Prior to the Company's initial public offering in 1993, its predecessors were not subject to federal or most state income taxes. Accordingly, the Company's consolidated financial statements for the periods prior to the initial public offering include a pro forma provision for income taxes.
(3) Represents income before interest expense, interest income, income tax provision, depreciation and amortization and extraordinary item. EBITDA is presented because it provides useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

                     UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information has been derived from the historical financial statements of the Company and Ryder, and gives pro forma effect to the Offering (assuming a public offering price of $20.25 per share, the last reported sale price of the Common Stock on the Nasdaq National Market on October 22, 1997), the Ryder Acquisition and the Senior Note Offering as if they had occurred as of January 1, 1996 with respect to the unaudited condensed pro forma statements of operations and as of June 30, 1997 with respect to the unaudited condensed pro forma balance sheet.

     The unaudited pro forma financial information does not purport to represent what the Company's results of operations actually would have been if each of such transactions had occurred as of the dates indicated or will be for any future periods. The unaudited pro forma financial information is based upon assumptions believed appropriate by management of the Company and does not reflect all potential cost savings or improvements in revenues that the Company believes could be realized as a result of the Ryder Acquisition. However, there can be no assurance that any of these anticipated savings can be achieved or that the effects of any such savings will not be offset by unexpected, unforeseen increases in other costs. The unaudited pro forma financial information should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the notes thereto, of the Company and Ryder included elsewhere in this Prospectus.

     The Ryder Acquisition was accounted for under the purchase method of accounting. The total purchase price for the Ryder Acquisition has been allocated to the assets and liabilities acquired based upon their relative fair values at the closing of the Ryder Acquisition, based upon valuation and other studies which are not yet complete. The allocation of the purchase price reflected herein is subject to revision when additional information from the valuations and studies become available. However, the Company does not expect that the effects of the final allocation will differ materially from those set forth herein.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                            ACQUISITION
                                             AGREEMENT    ADJUSTED              TRANSACTIONS     PRO FORMA
                                 RYDER(1)   ADJUSTMENTS    RYDER      ALLIED    ADJUSTMENTS      COMBINED
                                 --------   -----------   --------   --------   ------------     ---------
REVENUES.......................  $315,156     $(2,663)(2) $315,696   $208,969      $    --       $524,665
                                                3,203 (3)
                                 --------     -------     --------   --------      -------       --------
OPERATING EXPENSES
  Depreciation and
    amortization...............    19,818        (190)(2)   19,636     13,786          108 (5)     33,530
                                                    8 (3)
  Other operating expenses.....   285,497      (2,637)(2)  286,013    183,733       (6,340)(6)    463,406
                                                3,153 (3)
                                 --------     -------     --------   --------      -------       --------
         Total operating
           expenses............   305,315         334      305,649    197,519       (6,232)       496,936
                                 --------     -------     --------   --------      -------       --------
OPERATING INCOME...............     9,841         206       10,047     11,450        6,232         27,729
                                 --------     -------     --------   --------      -------       --------
OTHER INCOME (EXPENSE)
  Interest expense.............      (334)         (1)(3)     (335)    (5,408)      (5,827)(7)     (9,370)
                                                                                     2,200 (8)
  Interest income..............     1,228        (137)(2)    1,091        357           --          1,448
  Other income (expense), net..       738          14 (2)      752         --           --            752
                                 --------     -------     --------   --------      -------       --------
                                    1,632        (124)       1,508     (5,051)      (3,627)        (7,170)
                                 --------     -------     --------   --------      -------       --------
INCOME BEFORE INCOME TAXES.....    11,473          82       11,555      6,399        2,605         20,559
INCOME TAX PROVISION...........     3,818         724 (4)    4,542      2,688        1,890 (4)      9,120
                                 --------     -------     --------   --------      -------       --------
INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEM...........  $  7,655     $  (642)    $  7,013   $  3,711      $   715       $ 11,439 (9)
                                 ========     =======     ========   ========      =======       ========
INCOME PER SHARE BEFORE
  EXTRAORDINARY ITEM...........                                      $   0.48                    $   1.18
                                                                     ========                    ========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING..................                                         7,725        2,000 (10)     9,725
                                                                     ========      =======       ========

      See accompanying notes to unaudited pro forma financial information.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                      ACQUISITION
                                       AGREEMENT    ADJUSTED              TRANSACTIONS   PRO FORMA
                           RYDER(1)   ADJUSTMENTS    RYDER      ALLIED    ADJUSTMENTS    COMBINED
                           --------   -----------   --------   --------   ------------   ---------
REVENUES.................  $583,292    $(15,178)(2) $568,114   $392,547     $     --     $960,661
OPERATING EXPENSES
  Depreciation and
    amortization.........   38,838         (718)(2)   38,120     26,425          115(5)    64,660
  Restructuring charge...   18,328       (7,023)(2)   11,305         --           --       11,305
  Other operating
    expenses.............  543,315      (25,216)(2)  518,099    347,527      (12,678)(6)  852,948
                           --------    --------     --------   --------     --------     --------
         Total operating
           expenses......  600,481      (32,957)     567,524    373,952      (12,563)     928,913
                           --------    --------     --------   --------     --------     --------
OPERATING (LOSS)
  INCOME.................  (17,189)      17,779          590     18,595       12,563       31,748
                           --------    --------     --------   --------     --------     --------
OTHER INCOME (EXPENSE)
  Interest expense.......     (866)          --         (866)   (10,720)     (11,702)(7)  (18,889)
                                                                               4,399(8)
  Interest income........      895         (282)(2)      613        603           --        1,216
  Other income (expense),
    net..................    2,470            2(2)     2,472         --           --        2,472
                           --------    --------     --------   --------     --------     --------
                             2,499         (280)       2,219    (10,117)      (7,303)     (15,201)
                           --------    --------     --------   --------     --------     --------
(LOSS) INCOME BEFORE
  INCOME TAXES AND
  EXTRAORDINARY ITEM.....  (14,690)      17,499        2,809      8,478        5,260       16,547
INCOME TAX (BENEFIT)
  PROVISION..............   (1,256)       3,837(4)     2,581      3,557        2,051(4)     8,189
                           --------    --------     --------   --------     --------     --------
(LOSS) INCOME BEFORE
  EXTRAORDINARY ITEM.....  $(13,434)   $ 13,662     $    228   $  4,921     $  3,209     $  8,358(9)
                           ========    ========     ========   ========     ========     ========
INCOME PER SHARE BEFORE
  EXTRAORDINARY ITEM.....                                      $   0.64                  $   0.86
                                                               ========                  ========
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING.....                                         7,725        2,000(10)    9,725
                                                               ========     ========     ========

      See accompanying notes to unaudited pro forma financial information.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                              AS OF JUNE 30, 1997
                                 (IN THOUSANDS)

                                                 ACQUISITION
                                                  AGREEMENT       ADJUSTED               TRANSACTIONS       PRO FORMA
                                     RYDER(11)   ADJUSTMENTS       RYDER      ALLIED     ADJUSTMENTS        COMBINED
                                     ---------   -----------      --------   --------   --------------      ---------
                                                       ASSETS
CURRENT ASSETS
  Cash and cash equivalents........  $  6,047     $    170(12)    $ 1,217    $  4,409     $  37,700(19)     $     --
                                                    (5,000)(13)                               6,974(20)
                                                                                            (50,300)(21)
  Short-term investments...........        --           --             --       8,821            --            8,821
  Receivables, net of allowance for
    doubtful accounts..............    46,396          650(12)     47,046      28,325            --           75,371
  Deferred income taxes............     6,509         (293)(13)    11,608          --            --           11,608
                                                     4,433(14)
                                                       959(15)
  Other current assets.............    17,552       (7,861)(13)     9,691      18,469            --           28,160
                                     --------     --------        --------   --------     ---------         --------
    Total current assets...........    76,504       (6,942)        69,562      60,024        (5,626)         123,960
                                     --------     --------        --------   --------     ---------         --------
PROPERTY AND EQUIPMENT, net........   161,299           46(12)    159,122     126,364        14,500(22)      299,986
                                                    (2,223)(13)
                                     --------     --------        --------   --------     ---------         --------
OTHER ASSETS
  Goodwill, net....................    42,550           --         42,550      33,800        14,055(23)       90,405
  Other............................    10,862       (4,695)(13)     6,167       8,506         5,350(24)       19,380
                                                                                               (643)(25)
                                     --------     --------        --------   --------     ---------         --------
        Total other assets.........    53,412       (4,695)        48,717      42,306        18,762          109,785
                                     --------     --------        --------   --------     ---------         --------
        Total assets...............  $291,215     $(13,814)       $277,401   $228,694     $  27,636         $533,731
                                     ========     ========        ========   ========     =========         ========

                                        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term
    debt...........................  $     --     $     --        $    --    $  8,248     $      --         $  8,248
  Trade accounts payable...........    21,246          710(12)     21,956      12,910            --           34,866
  Accrued liabilities..............    57,657           50(12)     69,845      37,433        (2,000)(21)     114,872
                                                    (3,329)(13)                              (3,488)(26)
                                                    12,909(16)                               13,082(27)
                                                     2,558(17)
                                     --------     --------        --------   --------     ---------         --------
        Total current
          liabilities..............    78,903       12,898         91,801      58,591         7,594          157,986
                                     --------     --------        --------   --------     ---------         --------
LONG-TERM DEBT AND CAPITAL LEASE
  OBLIGATIONS, less current
  maturities.......................       805           --            805      96,986         6,974(20)      190,515
                                                                                            (40,000)(21)
                                                                                            150,000(28)
                                                                                            (24,250)(29)
DEFERRED INCOME TAXES..............    26,300          765(13)      9,274       8,700         5,655(30)       23,629
                                                   (17,791)(14)
OTHER LONG-TERM LIABILITIES........    20,615           79(12)     65,665       4,260          (726)(31)      69,199
                                                    (1,419)(13)
                                                    46,390(16)
STOCKHOLDERS' EQUITY...............   164,592      (54,736)(18)   109,856      60,157        37,700(19)       92,402(33)
                                                                                           (109,856)(31)
                                                                                             (5,455)(32)
                                     --------     --------        --------   --------     ---------         --------
        Total liabilities and
          stockholders' equity.....  $291,215     $(13,814)       $277,401   $228,694     $  27,636         $533,731
                                     ========     ========        ========   ========     =========         ========

      See accompanying notes to unaudited pro forma financial information.

                             ALLIED HOLDINGS, INC.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

     (1) Represents the historical results of operations of Ryder Automotive Carrier Services, Inc. ("RACS") for the period indicated.

     (2) Elimination of the operations of RACS not included in the Ryder Acquisition.

     (3) Addition of the operations of RC Management Corp. ("RCMC"), which was acquired as part of the Ryder Acquisition. RCMC began operations in January 1997.

     (4) Reflects the income tax effect of the adjustments.

     (5) Reflects the net effect of the change in goodwill amortization expense related to the Ryder Acquisition, as follows:

                                                  YEAR ENDED     SIX MONTHS
                                                 DECEMBER 31,       ENDED
                                                     1996       JUNE 30, 1997
                                                 ------------   -------------
(a) Increased goodwill amortization expense
    based upon the preliminary purchase price
    allocation of the Ryder Acquisition, using
    the straight-line method over a 40-year
    life.......................................    $ 1,415          $ 708
(b) Elimination of goodwill amortization
    expense from Ryder's operations............     (1,300)          (600)
                                                   -------          -----
                                                   $   115          $ 108
                                                   =======          =====

     (6) Represents elimination of the following costs resulting from the Ryder
Acquisition:

         (a) Salaries and wages, rent expenses and other operating expenses to be eliminated as a result of closing duplicate terminals and offices; and

         (b) Management and other fees allocated to Ryder by Ryder System which will not be incurred by Ryder under the Company's ownership.

     (7) Reflects interest expense relating to the Senior Notes, elimination of interest expense on amounts under the revolving credit facility that were repaid with a portion of the proceeds of the Senior Note Offering, and amortization of deferred debt costs incurred in connection with the issuance of the Senior Notes.

     (8) Reflects the net reduction in interest expense resulting from the retirement of the Subordinated Notes, as follows:

                                                  YEAR ENDED     SIX MONTHS
                                                 DECEMBER 31,       ENDED
                                                     1996       JUNE 30, 1997
                                                 ------------   -------------
(a) Interest expense and amortization of debt
    issuance costs related to the Subordinated
    Notes......................................     $4,915         $2,458
(b) Interest expense on additional borrowings
    under Revolving Credit Facility............       (516)          (258)
                                                    ------         ------
                                                    $4,399         $2,200
                                                    ======         ======

     (9) Excludes a $5.5 million after-tax extraordinary charge that the Company will record as a result of the retirement of the Subordinated Notes.

     (10) Reflects additional shares to be issued by the Company in the Offering.

                             ALLIED HOLDINGS, INC.

     (11) Represents the historical assets and liabilities of RACS as of June 30, 1997.

     (12) Addition of the assets and liabilities of RCMC, which was acquired as part of the Ryder Acquisition.

     (13) Elimination of the assets and liabilities of RACS not included in the Ryder Acquisition.

     (14) Deferred income tax assets and liabilities related to the assumption by Ryder of certain insurance liabilities from Ryder System as part of the Ryder Acquisition (see note 16).

     (15) Effect on deferred income taxes related to severance liability (see note 17).

     (16) Reflects the transfer to Ryder of certain insurance liabilities, including workers' compensation, post employment benefits other than pensions, and general liability, previously maintained on the books of Ryder System.

     (17) Severance liability related to termination of certain Ryder personnel in connection with the Ryder Acquisition.

     (18) Effect on stockholders' equity of pro forma adjustments to assets and liabilities as follows:

(a) Insurance liabilities assumed from Ryder System, net of
    deferred taxes..........................................  $(37,075)
(b) Severance liability assumed from Ryder System, net of
    deferred taxes..........................................    (1,599)
(c) Assets and liabilities of RACS not acquired.............   (16,089)
(d) Assets and liabilities of RCMC acquired.................        27
                                                              --------
          Total effect on stockholders' equity..............  $(54,736)
                                                              ========

     (19) Reflects the net proceeds to the Company from the Offering.

     (20) Reflects additional borrowings under the Revolving Credit Facility.

     (21) Reflects the retirement of the Subordinated Notes as follows:

 (a)  Principal of Subordinated Notes............................  $(40,000)
 (b)  Accrued interest...........................................    (2,000)
 (c)  Prepayment premium.........................................    (8,300)
                                                                   --------
                                                                   $(50,300)
                                                                   ========

     (22) Write-up of Ryder property and equipment to fair market value.

     (23) Adjustment to goodwill reflects:

 (a)    Addition of goodwill related to the Ryder Acquisition......  $ 56,605
 (b)    Elimination of goodwill recorded by Ryder..................   (42,550)
                                                                     --------
        Total effect on goodwill...................................  $ 14,055
                                                                     ========

     (24) Estimated Senior Note Offering expenses to be deferred and amortized over the life of the Senior Notes.

     (25) Elimination of deferred financing costs relating to the Subordinated Notes.

     (26) Effect on accrued income taxes of the prepayment premium and elimination of the deferred financing costs relating to the Subordinated Notes.

                             ALLIED HOLDINGS, INC.

     (27) Estimated additional liabilities incurred in connection with the Ryder Acquisition, including severance and acquisition costs.

     (28) Reflects the issuance of the Senior Notes.

     (29) Repayment of amounts outstanding under the revolving credit facility with a portion of the proceeds of the Senior Note Offering.

     (30) Deferred income taxes, recorded at 39%, related to the write-up of Ryder property and equipment to fair market value.

     (31) Elimination of Ryder advances to affiliates and stockholders' equity.

     (32) Effect on equity of the elimination of deferred financing costs and prepayment premium on the Subordinated Notes, net of deferred income tax benefits.

     (33) Excludes an after-tax charge of approximately $5.2 million the Company will record to write down Company Rigs and terminal facilities that will be idled or closed as a result of the Ryder Acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The Company provides automobile and light truck transportation and logistics services to automotive manufacturers and retailers. The Company's primary business is the transportation of new automobiles and light trucks principally from manufacturing plants and rail heads to dealerships in trip lengths generally under 200 miles.

     The Company receives revenues from the transportation of vehicles on a per unit basis. Revenue is comprised of a fixed rate per unit and a variable rate on a per mile transported basis to account for differences in the length of the haul. Accordingly, both the number of units transported, as well as the distance vehicles are transported, are the primary components of revenue. The Company's cost structure is highly variable with salaries, wages and fringe benefits comprising greater than 50% of total revenue.

     In October 1994, the Company acquired Auto Haulaway, the largest motor carrier of new automobiles and light trucks in Canada. Accordingly, since the acquisition of Auto Haulaway, the Company has derived approximately 30% of its revenues in Canada with the balance in the United States. The following table summarizes historic new vehicle production and sales in the United States and Canada, the primary drivers of the Company's revenues.

                                                                                    SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                                    -------------------------     ---------------
                                                    1994      1995      1996      1996      1997
                                                    -----     -----     -----     -----     -----
                                                                    (IN MILLIONS)
NEW VEHICLE PRODUCTION
United States.....................................   11.9      11.6      11.5      6.1        6.1
Percent increase (decrease) over prior year.......   12.6%     (2.3)%    (0.9)%     --        0.3%
Canada............................................    2.3       2.4       2.4      1.3        1.4
Percent increase over prior year..................    2.8%      3.6%      0.0%      --        8.7%
NEW VEHICLE SALES
United States.....................................   15.0      14.7      15.1      7.8        7.6
Percent increase (decrease) over prior year.......    8.3%     (2.2)%     2.5%      --       (2.0)%
Canada............................................    1.2       1.1       1.2      0.6        0.7
Percent increase (decrease) over prior year.......    5.3%     (7.6)%     3.5%      --       16.2%

---------------

Source: DRI/McGraw-Hill.

     Since 1996, the Company has made a significant commitment to developing its logistics business in response to its customers' needs for integrated automotive distribution services beyond the traditional movement of vehicles. Over the past two years, the Company has incurred significant start-up costs to develop its logistic business which is operated through a subsidiary, Axis Group, Inc. ("Axis"). Management believes these start-up costs are largely complete.

     During 1995, the Company's operations were impacted by the lower sales of automobiles and light trucks, particularly in Canada, and lower new vehicle production in the United States. While new vehicle sales improved in the United States and Canada in 1996, the Company's operations were negatively impacted by decreased new vehicle production in the United States and by an increase in fuel costs which impacted operating earnings by approximately $2.5 million, as well as by the start-up costs of Axis which totaled approximately $3.0 million in 1996. In the first half of 1997, the strength of the Canadian market offset both slight weakness in United States vehicle sales and approximately $2.4 million of continued start-up losses of Axis.

     Capital expenditures primarily consist of expenditures for the acquisition and maintenance of Rigs, as well as proprietary information systems. Capital expenditures for Rigs are utilized to maintain the Company's fleet and to minimize operating costs. Since 1994, the Company has spent approximately $52.2 million to purchase new 75- foot Rigs and to modify existing Rigs primarily to lengthen them to 75 feet, the maximum length allowed by most governmental regulations, in order to increase fleet efficiency. The Company's proprietary information systems are designed to support the Company's operations by providing timely management information and sophisticated data exchange with the Company's customers. Since 1994, the Company has spent $5.4 million to enhance the capability of its proprietary information systems. The Company's information systems also facilitate the efficient integration of new operations into the Company's infrastructure, including those of Auto Haulaway and Ryder.

     The Company believes that the Ryder Acquisition will provide the Company with significant opportunities for cost reduction. The Company expects to achieve cost savings by: (i) eliminating duplicative administrative functions;
(ii) integrating Ryder's operations into its proprietary information systems; and (iii) consolidating certain terminal locations.

RECENT DEVELOPMENTS

     Based upon preliminary unaudited financial information, revenues for the third quarter of 1997 were $91.4 million, compared to revenues of $87.6 million for the third quarter of 1996, an increase of 4%. Operating income for the third quarter of 1997 was $1.8 million (excluding a one-time charge related to the Ryder Acquisition) compared to $1.0 million for the third quarter of 1996, an increase of 80%. The Company believes that the improved operating results were primarily due to increases in new vehicle production and sales, especially in Canada, which led to an increase of approximately 3% in the number of vehicles delivered by the Company. Excluding the one-time charge relating to the Ryder Acquisition, the Company experienced a loss of $0.5 million during the third quarter of 1997, versus a loss of $0.9 million during the third quarter of 1996, or $0.06 per share in 1997, versus $0.12 per share in 1996.

     Based upon preliminary unaudited financial information, during the third quarter of 1997, Ryder had revenues of $141.9 million, compared to revenues of $136.6 million in the third quarter of 1996, an increase of 4%, and had pre-tax earnings of $5.2 million in the third quarter of 1997, compared to a pre-tax loss of $4.5 million during the third quarter of 1996. The 1997 results include $2.8 million of unusual or non-recurring gains. The Company believes that the improvement in earnings is primarily due to a 6% increase in vehicle deliveries together with operating efficiency gains resulting from a restructuring that began in 1996 in order to improve operating performance.

RESULTS OF OPERATIONS

     The following table sets forth the Company's results of operations as a percentage of revenues for the periods indicated:

                                                                       SIX MONTHS
                                                YEAR ENDED               ENDED
                                               DECEMBER 31,             JUNE 30,
                                          -----------------------    --------------
                                          1994     1995     1996     1996     1997
                                          -----    -----    -----    -----    -----
Revenues..............................    100.0%   100.0%   100.0%   100.0%   100.0%
Operating expenses:
  Salaries, wages and fringe
     benefits.........................     53.1     51.4     52.2     52.5     52.5
  Operating supplies and expenses.....     17.3     16.3     16.0     15.7     15.6
  Purchased transportation............      3.2      8.4      8.8      8.8      9.2
  Insurance and claims................      4.1      4.2      4.3      4.0      3.9
  Operating taxes and licenses........      4.8      4.3      4.1      4.2      3.9
  Depreciation and amortization.......      5.5      6.7      6.7      6.5      6.6
  Rent expense........................      1.1      1.4      1.3      1.2      1.2
  Communications and utilities........      0.6      0.9      0.8      0.9      0.8
  Other operating expenses............      0.6      0.9      1.1      0.7      0.8
                                          -----    -----    -----    -----    -----
          Total operating expenses....     90.3     94.5     95.3     94.5     94.5
                                          -----    -----    -----    -----    -----
Operating income......................      9.7      5.5      4.7      5.5      5.5
                                          -----    -----    -----    -----    -----
Other income(expense):
  Interest expense....................     (1.8)    (3.0)    (2.8)    (2.7)    (2.6)
  Interest income.....................      0.1      0.2      0.2      0.2      0.2
                                          -----    -----    -----    -----    -----
          Total other income
            (expense).................     (1.7)    (2.8)    (2.6)    (2.5)    (2.4)
                                          -----    -----    -----    -----    -----
Income before income taxes and
  extraordinary item..................      8.0      2.7      2.1      3.0      3.1
Income tax provision..................     (3.2)    (1.1)    (0.9)    (1.3)    (1.3)
                                          -----    -----    -----    -----    -----
Income before extraordinary item......      4.8%     1.6%     1.2%     1.7%     1.8%
                                          =====    =====    =====    =====    =====

  Six months ended June 30, 1997 compared to six months ended June 30, 1996

     Revenues were $209.0 million for the first six months of 1997 compared to $200.6 million for the first six months of 1996, an increase of $8.4 million, or 4.2%. The increase in revenues was primarily due to an increase in the number of vehicles the Company delivered together with an increase in the revenue generated per vehicle delivered. The Company delivered approximately 2% more vehicles during the first six months of 1997 than during the first six months of 1996. A 13% increase in vehicle deliveries in Canada due to increased Canadian new vehicle production and sales more than offset a 4% decline in vehicle deliveries in the United States. In addition, the revenue generated per vehicle delivered for the first six months of 1997 increased approximately 2% from the first six months of 1996 due to an increase in longer haul dealer deliveries.

     The operating ratio (operating expenses as a percentage of revenues) for the first six months of 1997 was 94.5%, the same as in the first six months of 1996. Additional operating income resulting from the increase in revenues was offset by continued start-up losses of Axis.

     Salaries, wages and fringe benefits were 52.5% of revenues in both the first six months of 1997 and 1996. However, purchased transportation increased from 8.8% of revenues for the first six months of 1996 to 9.2% of revenues during the first six months of 1997 due to the increased use of owner-operators, together with an increase in the vehicles which were delivered by other carriers for the Company.

     Operating taxes and licenses decreased from 4.2% of revenues during the first six months of 1996 to 3.9% of revenues during the first six months of 1997. The decrease was primarily due to a decline in the operating taxes and licenses the Company paid for its fleet of Rigs due to a decrease in the number of active Rigs the Company operated.

  1996 Compared to 1995

     Revenues were $392.6 million in 1996 compared to $381.5 million in 1995, an increase of $11.1 million, or 2.9%. The increase in revenues was primarily due to a 5% increase in the number of vehicles delivered, offset in part by a decrease in the revenue generated per vehicle delivered due to an increase in the percentage of shorter haul deliveries.

     The operating ratio for 1996 was 95.3%, compared to 94.5% in 1995. The increase was primarily due to planned startup costs for Axis, together with increased fuel costs and an increase in the percentage of light trucks transported by the Company, which led to lower load averages and increased costs.

     Salaries, wages and fringe benefits increased from 51.4% of revenues in 1995 to 52.2% of revenues in 1996. This change as a percent of revenues was primarily due to the addition of payroll costs for Axis, increased costs resulting from strikes at General Motors during March and October 1996 and the severe winter weather during the first quarter of 1996.

     Operating supplies and expenses as a percentage of revenues decreased from 16.3% in 1995 to 16.0% in 1996, despite a rise in diesel fuel prices. This decrease is primarily due to an increase in the units delivered by owner-operators combined with the use of newer, more efficient equipment which has reduced the costs to operate the Company's Rigs and has increased fuel efficiency. Owner-operators are responsible for all costs to operate their Rigs and such costs are included in purchased transportation. In addition, the Company implemented productivity and efficiency programs that reduced operating expenses.

     Purchased transportation increased from 8.4% of revenues in 1995 to 8.8% in 1996. This is mainly due to an increase in the number of units hauled by owner-operators and by other carriers for the Company as part of an exchange program to improve the backhaul ratio.

     Interest expense for 1996 decreased to $10.7 million compared to $11.3 million in 1995. This decrease is primarily the result of reductions in long-term debt during the year due to debt repayments.

     The effective tax rate increased from approximately 41% of pre-tax income in 1995 to approximately 42% of pre-tax income in 1996. This increase was due to higher state taxes.

  1995 Compared to 1994

     Revenues were $381.5 million in 1995 compared to $297.2 million in 1994, an increase of $84.3 million, or 28.4%. The increase in revenues was primarily attributable to the acquisition of Auto Haulaway which was completed October 31, 1994. Auto Haulaway contributed $123.4 million of revenues in 1995. The additional revenues gained from the acquisition of Auto Haulaway were offset in part by decreased revenues from the Company's U.S. operations due to a decrease in vehicles delivered arising from a weaker U.S. auto market compared to 1994.

     The operating ratio for 1995 was 94.5%, compared to 90.3% in 1994. The increase was primarily due to decreases in vehicles delivered because of decreases in new vehicle production and sales. U.S. car and light truck sales for 1995 decreased approximately 2% from 1994 and Canada's car and light truck sales were approximately 8% below that of 1994. In addition, 1995 new vehicle production in Canada for Auto Haulaway's largest customer decreased approximately 22% from 1994, mainly due to model changeovers. New vehicle production in the U.S. and Canada during 1995 was impacted by numerous model changeovers as well as slower than expected ramp-up of production after the model changeovers at two of the Company's primary customers. As a result of the decline in new vehicle production and sales, the number of vehicles delivered by Auto Haulaway during 1995 decreased 13% compared to 1994.

     Salaries, wages and fringe benefits decreased from 53.1% of revenues in 1994 to 51.4% of revenues in 1995. This decrease as a percentage of revenue was primarily because Auto Haulaway utilizes approximately 200 owner-operators. Owner-operators are either paid a percentage of the revenues they generate or receive normal driver pay plus a truck allowance, and amounts earned by the owner-operators are included as purchased transportation expense. Prior to the acquisition of Auto Haulaway, all of the Company's drivers were employees of the Company.

     Operating supplies and expenses as a percentage of revenues decreased from 17.3% in 1994 to 16.3% in 1995. This decrease is primarily attributable to the inclusion of a full year of Auto Haulaway's operating results as Auto Haulaway's owner-operators are responsible for all costs to operate their Rigs, so the operating supplies and expenses related to the vehicles delivered by the owner-operator are greatly reduced.

     Purchased transportation increased from 3.2% of revenues in 1994 to 8.4% in 1995. As discussed above, this increase is the result of Auto Haulaway utilizing owner-operators to deliver vehicles.

     Depreciation and amortization expense increased from 5.5% of revenues in 1994 to 6.7% of revenues in 1995 mainly due to the acquisition of additional Rigs together with the additional goodwill amortization resulting from the acquisition of Auto Haulaway.

     Interest expense for 1995 increased to $11.3 million compared to $5.5 million in 1994. This increase was due to the increase in long-term debt resulting from the acquisition of Auto Haulaway and due to a rise in interest rates.

     The effective tax rate increased from approximately 40% of pre-tax income in 1994 to approximately 41% of pre-tax income in 1995. This increase was due to higher effective tax rates in Canada.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's sources of liquidity are funds provided by operations and borrowings under the Revolving Credit Facility. The Company's liquidity needs are for the acquisition and maintenance of Rigs and terminals, the payment of operating expenses and the payment of interest on and repayment of long-term debt.

     Net cash provided by operating activities totaled $30.1 million for 1995, $31.1 million for 1996, and $14.2 million for the six months ended June 30, 1997. The increase in cash flows from operations during 1996 was mainly due to changes in working capital. Net cash used in investing activities totaled $18.0 million for 1995, $24.5 million for 1996, and $21.0 million for the six months ended June 30, 1997. The increase during 1996 was primarily due to an increase in the number of new Rigs that were acquired, modifications of existing equipment, and renovations and additions to terminal and maintenance facilities. The increase in cash used in investing activities during the first six months of 1997 is due to the acquisition of Kar-Tainer for approximately $13.1 million. Net cash used in financing activities was $12.8 million for 1995 and $15.7 million during 1996, and $9.3 million was provided by financing activities for the six months ended June 30, 1997. These amounts include repayments of long-term debt of $12.0 million in 1995 and $57.7 million in 1996. The acquisition of Kar-Tainer for approximately $13.1 million in April 1997 was financed through borrowings of long-term debt. In February 1996, the Company issued $40.0 million principal amount of Subordinated Notes, the proceeds of which were used to repay long-term debt. The Subordinated Notes were issued to ease restrictions and provide increased flexibility under the Company's prior revolving credit facility.

     The Company entered into the Revolving Credit Facility concurrent with the closing of the Senior Note Offering. The Revolving Credit Facility allows the Company to borrow up to $230.0 million under a revolving line of credit and a five-year maturity. As of June 30, 1997, after giving pro forma effect to the Offering, the Ryder Acquisition and the Senior Note Offering, the Company would have had approximately $68.3 million of letters of credit outstanding and approximately $126.3 million of undrawn availability under the Revolving Credit Facility.

     The Company had $59.7 million of borrowings outstanding under its prior revolving credit facility at June 30, 1997 bearing interest at a weighted average interest rate of 7.5%. The Company entered into interest rate cap agreements to cap a portion of the borrowings outstanding at June 30, 1997. Such interest rate cap agreements are required under the terms of the Company's prior credit facility and the Revolving Credit Facility.

SEASONALITY AND INFLATION

     The Company generally experiences its highest revenues during the second and fourth quarters of each calendar year due to the shipment of new models and because the first and third quarters are impacted by manufacturing plant downtime. During the past three years, inflation has not significantly affected the Company's results of operations. The following table sets forth certain operating data of the Company by quarter for each of 1996 and 1995 (in millions):

                                                     YEAR ENDED DECEMBER 31, 1996
                                            ----------------------------------------------
                                             FIRST    SECOND     THIRD    FOURTH
                                            QUARTER   QUARTER   QUARTER   QUARTER   TOTAL
                                            -------   -------   -------   -------   ------
Revenues..................................  $ 93.4    $107.2     $87.6    $104.4    $392.6
Operating income..........................     3.1       8.0       1.0       6.5      18.6
Income (loss) before extraordinary item...     0.4       3.1      (0.9)      2.3       4.9

                                                     YEAR ENDED DECEMBER 31, 1995
                                            ----------------------------------------------
                                             FIRST    SECOND     THIRD    FOURTH
                                            QUARTER   QUARTER   QUARTER   QUARTER   TOTAL
                                            -------   -------   -------   -------   ------
Revenues..................................  $101.1    $102.3     $82.2    $ 95.9    $381.5
Operating income..........................     6.3       7.6       0.6       6.4      20.9
Income (loss).............................     2.1       2.9      (1.2)      2.4       6.2

                                    BUSINESS

INDUSTRY OVERVIEW

     The new vehicle transportation business involves the transportation of new vehicles from manufacturing plants to new vehicle dealers. Vehicles are usually shipped by rail from the manufacturing plant to rail ramps throughout the United States where motor carriers, such as the Company, handle final delivery to dealers. Vehicles destined for dealers within a radius of approximately 250 miles from the plant are usually shipped by truck directly to the dealer. In each case, the rail or motor carrier generally is responsible for loading the vehicles on railcars or trailers and for any damages incurred while the vehicles are in the carrier's custody. Automobiles manufactured in Mexico and Canada are usually shipped into the United States by rail and delivered from rail ramps to dealers by truck. Automobiles manufactured in Europe and Asia for sale in the United States are transported into the United States by ship and are delivered directly to dealers from seaports by truck or shipped by rail to rail ramps and delivered by trucks to dealers.

     The core carrier consolidation trend of automotive manufacturers is to reduce the number of suppliers with which they do business in an effort to minimize their manufacturing and inventory costs, as well as to improve the quality of their products. Manufacturers are increasingly demanding quality, service and cost efficiencies from the companies that transport their vehicles. For example, manufacturers require that their automotive carriers utilize sophisticated information systems to reduce the costs of the manufacturer through measures such as tracking the location of vehicles being transported, thereby improving inventory management.

     The remarketed vehicle transportation business involves the transportation of used and previously leased vehicles and vehicles sold through the automotive auction process. Vehicles are usually shipped from dealers or auctions to reconditioning centers or other used car dealers. There has recently been consolidation in the remarketed vehicle sector due to the rapid growth of the used car superstores, such as AutoNation and DriversMart, which has increased the volume of vehicles being delivered to the used car superstores and their reconditioning centers.

THE COMPANY

     The Company, founded in 1934, is the largest motor carrier of automobiles and light trucks in North America. The Company offers a full range of automotive delivery services including transporting new, used and off-lease vehicles to dealers from plants, rail ramps, ports and auctions, and providing vehicle rail-car loading and unloading services. The Company also provides logistics solutions and other services to the new and used vehicle distribution market and other segments of the automotive industry, including the rapidly growing used car superstore market. The Company transported approximately 65% of the new vehicles sold in the United States and Canada in 1996 and had 1996 revenues nearly five times greater than the Company's closest competitor, after giving pro forma effect to the Ryder Acquisition. For the year ended December 31, 1996, after giving pro forma effect to the Ryder Acquisition, revenues and operating income of the Company would have been approximately $960.7 million and $31.7 million, respectively.

     The Company operates primarily in the short-haul segment of the automotive transportation industry with an average length of haul of less than 200 miles. The Company delivers new and used vehicles throughout the United States and Canada for all of the major domestic and foreign manufacturers of automobiles and light trucks and certain of the used car superstores. General Motors, Ford and Chrysler represent the Company's largest customers, accounting for approximately 35%, 26% and 14%, respectively, of 1996 pro forma revenues. The Company also provides services to all of the major foreign manufacturers, including Honda, Mazda, Nissan, Toyota, Isuzu, Volkswagen and Mitsubishi.

     The Company also provides logistics solutions that complement its new and used vehicle distribution services operations and is pursuing additional opportunities in the growing remarketed vehicle sector, which includes the delivery of used and previously leased vehicles and vehicles sold through the automotive auction process. For example, the Company has entered into agreements with AutoNation and DriversMart to provide transportation logistics services for the movement of vehicles to their reconditioning centers and stores. The Company has also entered into a contract with Aucnet to provide transportation logistics services relating to the movement of vehicles sold through live interactive auctions and bulletin board sales on the Internet.

RYDER

     Prior to the Ryder Acquisition, Ryder was North America's largest motor carrier of new and used automobiles and light trucks offering a full range of automotive delivery services including transporting new, used and off-lease vehicles to dealers from plants, railramps, ports and auctions, and providing vehicle rail-car loading and unloading services. Ryder also provided logistics solutions and other services to the new and used vehicle distribution market and other segments of the automotive industry, including the growing used car superstore market.

     As of June 30, 1997, Ryder operated approximately 90 terminal locations throughout the United States and Canada with a fleet of approximately 3,400 Rigs, including approximately 600 owner-operated Rigs. Ryder provided automotive distribution services to all of the major domestic and foreign manufacturers. General Motors represented Ryder's largest customer, accounting for approximately 49.9% of Ryder's 1996 revenues. Ryder also provided logistics solutions and other services to the new and used vehicle distribution market and other segments of the automotive industry, including the growing used car superstore market. For example, Ryder recently entered into agreements with AutoNation to provide transportation logistics services for the movement of vehicles to their reconditioning centers and stores and with Volkswagen to provide port processing services.

     During 1996, Ryder undertook a restructuring of its operations in an effort to improve its profitability and to focus on its core business of transporting cars and light trucks and related services. The primary components of the restructuring were (i) to reduce employee headcount through an early retirement program, (ii) to consolidate administrative functions and (iii) to divest non-core operations. For example, in February 1997 Ryder sold Blazer Truck Lines, Inc., a provider of inbound logistics services to the automotive industry. Additionally, during 1995 and 1996, a number of factors, including certain special charges and credits, a Teamsters strike at Ryder during 1995, strikes at certain General Motors' manufacturing plants during 1996, and increased diesel fuel costs during 1996, limit the comparability of Ryder's operating performance during this period.

     Specifically, 1996 operating results were adversely impacted by a restructuring charge of approximately $18.3 million ($11.3 million of which is attributable to the businesses being acquired by the Company), the impact of strikes at certain General Motors manufacturing plants, which management estimates to be approximately $5.5 million, and the impact of higher diesel fuel costs, estimated to be approximately $3.2 million. These charges were offset in part by asset sale gains which totaled $4.1 million.

     In 1995, Ryder's financial results were positively impacted by reduced insurance costs totaling $2.5 million, an operating tax settlement of $9.9 million and asset sale gains of $10.7 million, offset by the impact of a 32-day Teamsters strike.

     Ryder's results of operations for the six months ended June 30, 1997 improved significantly, with revenues increasing 6% and operating income increasing from $0.6 million to $9.8 million compared to the six months ended June 30, 1996. The increase in revenues resulted primarily from a 5% increase in vehicles delivered. In addition, the Company believes that Ryder's 1997 results benefited from the restructuring initiatives implemented during 1996.

     The following table sets forth certain historical financial information of Ryder for the periods indicated. These results include entities not being acquired by Allied, as well as the charges and credits discussed above. Accordingly, such amounts are not necessarily representative of future operating results. See "Unaudited Pro Forma Financial Information" and Consolidated Financial Statements of Ryder included elsewhere in this Prospectus.

                                                                        SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,               JUNE 30,
                                  --------------------------------    --------------------
                                    1994        1995        1996        1996        1997
                                  --------    --------    --------    --------    --------
                                                   (DOLLARS IN THOUSANDS)
Revenues........................  $645,402    $594,446    $583,292    $297,945    $315,156
Operating Income (Loss).........    49,850      36,238     (17,189)        622       9,841
Capital Expenditures
  New Rigs and modifications....    39,793      60,628      41,378      18,511       9,395
  Maintenance and other.........     3,996       3,935       3,844       1,909         640
                                  --------    --------    --------    --------    --------
          Total.................  $ 43,789    $ 64,563    $ 45,222    $ 20,420    $ 10,035
                                  ========    ========    ========    ========    ========

     For the year ended December 31, 1996, the businesses acquired by the Company generated revenues and operating income of $568.1 million and $0.6 million, respectively. Operating income includes an $11.3 million charge relating to a restructuring that was intended to improve Ryder's future operating performance. Such businesses generated revenues and operating income of $315.7 million and $10.0 million, respectively, for the six months ended June 30, 1997. See "Unaudited Pro Forma Financial Information."

SERVICES

     As a result of the Ryder Acquisition, the Company is the largest motor carrier in North America specializing in the transportation of new and used automobiles and light trucks for all the major domestic and foreign automotive manufacturers. Allied and Ryder together participated in the transportation of approximately 65% of the new vehicles sold in the United States and Canada in 1996, including more than 50% of the North American production of General Motors, Ford and Chrysler. The Company believes it can capture a larger percentage of its major customers' North American production by building upon its relationships with manufacturers and leveraging its reputation for high quality services, competitive pricing and value-added services. The Company also believes that it can expand the types of services provided to its existing customers by utilizing its sophisticated technology in order to deliver vehicles and provide other services more efficiently and cost effectively than its competitors.

     The Company also provides automotive transportation services in the growing remarketed vehicle sector, which includes the delivery of used and previously leased vehicles and vehicles sold through the automotive auction process. The Company has been aggressively pursuing business from the used car superstores. Ryder recently entered into an agreement with AutoNation to provide logistics services for the movement of vehicles to its reconditioning centers and stores and Allied recently entered into a contract with Aucnet to provide transportation logistics services relating to the movement of vehicles sold through live interactive auctions and bulletin board sales on the Internet. Additionally, Ryder entered into an agreement with Volkswagen to provide port processing and vehicle distribution services.

     The Company has made a significant commitment to providing complementary services to its existing customers and to new customers. The Company is aggressively pursuing opportunities to provide logistics solutions to customers in the automotive industry and seeks to leverage its proprietary information systems and extensive terminal network in order to efficiently provide such services. These services include identifying new and innovative distribution methods for customers, providing solutions relating to improving the management of inventory of new and used vehicles, and providing reconditioning services relating to the used and remarketed vehicle market. The Company further believes that significant opportunities exist for it to provide automotive hauling and other related services to its existing customers' foreign manufacturing plants through the formation of joint ventures with established local transportation carriers. For example, through its Kar-Tainer subsidiary, the Company transports finished and partially completed vehicles and parts in intermodal containers both domestically and internationally.

CUSTOMER RELATIONSHIPS

     The following table sets forth the percentage of 1996 revenues derived from each major customer:

MANUFACTURER                                                 ALLIED   RYDER   PRO FORMA
------------                                                 ------   -----   ---------
General Motors.............................................   11.1%    49.9%     34.8%
Ford.......................................................   53.3      6.9      26.0
Chrysler...................................................   17.9     10.5      13.7
Mazda......................................................    2.5      1.9       2.2
Nissan.....................................................    1.8      5.6       4.1
Honda......................................................    2.6      6.3       4.9
Toyota.....................................................    2.3      6.4       4.8
Others.....................................................    8.5     12.5       9.5
                                                             -----    -----     -----
          Total............................................  100.0%   100.0%    100.0%
                                                             =====    =====     =====

     The Company has contracts with most of its customers. The Company's contracts with its customers establish rates for the transportation of vehicles based upon a fixed rate per vehicle transported and a variable rate for each mile a vehicle is transported. While the contracts generally do not permit the Company to recover for increases in fuel prices, fuel taxes or labor cost, certain of the Company's contracts provide for renegotiation in the event material adverse changes occur. Allied has an agreement with Ford expiring in May 1999 which provides that Allied is the primary carrier for 24 locations in the United States and all Canadian locations and a contract with Chrysler expiring in June 2000, which provides that Allied is the primary carrier for 26 locations throughout the United States and Canada. The Company operates at the former Ryder locations under a month-to-month contract with Ford in the United States and Canada and under various contracts with Chrysler in the United States with terms varying from month-to-month to those which expire in February 2001. The Company has an agreement in principal with General Motors to enter into a three-year contract.

PROPRIETARY MANAGEMENT INFORMATION SYSTEMS

     The Company has made a long-term commitment to utilizing technology to serve its customers. Since 1994, the Company has invested $5.4 million to enhance the capability of its proprietary information systems. The Company's advanced management information system is a centralized, fully integrated information system utilizing a mainframe computer together with client servers. The system is based on a company-wide information database, which allows the Company to quickly respond to customer information requests without having to combine data files from several sources. Updates with respect to vehicle load, dispatch and delivery are immediately available from all Company locations for reporting to customers and for better control and tracking of customer vehicle inventories. Through EDI, the Company communicates directly with manufacturers in the process of delivering vehicles and electronically bills and collects from manufacturers. The Company also utilizes EDI to communicate with inspection companies, railroads, port processors and other carriers.

     The Company also utilizes its system to allow it to operate more efficiently. For example, the Company's information systems automatically design an optimal load for each Rig, taking into account factors such as the capacity of the Rig, the size of the vehicles, the route, the drop points, fuel taxes, applicable weight and height restrictions and the formula for paying drivers. The system also determines the most economical and efficient load sequence and drop sequence for the vehicles to be transported.

MANAGEMENT STRATEGY

     The Company has adopted a performance management strategy which it believes contributes to quality, enhanced efficiency, safety and profitability in its operations. The Company's management strategy and culture is designed to enhance employee performance through careful selection and continuous training of new employees, with individual performance goals established for each employee and performance measured regularly through the Company's management information system. The Company believes that its performance management strategy is unique with respect to the role that employees play in the form of participation in this process.

     The Company has developed and implemented various programs to incentivize and reward increased employee productivity. The various programs developed by the Company reward damage-free delivery by drivers, driver efficiency and driver safety. The Company believes that these programs have improved customer and employee satisfaction and driver related productivity in areas such as damage-free deliveries, as evidenced by the fact that the Company maintained a damage-free delivery rate of 99.6% for the first six months of 1997.

     During 1997, the Company adopted an economic value added ("EVA") based performance measurement and incentive compensation system. EVA is the measure used by the Company to determine incentive compensation for senior management. EVA also provides management with a measure to gauge financial performance, allocate capital to appropriate projects, assist in providing valuations in regard to proposed acquisitions, and evaluate daily operating decisions. The Company believes that the EVA based performance measurement and incentive compensation system promotes the creation of economic value and increase shareholder value by aligning the interests of senior management with that of the Company's shareholders.

SAFETY

     The Company's safety department is responsible for training and supervising personnel to keep safety awareness at its highest level and to minimize injuries and related lost time. The department rewards drivers who have satisfied safety performance goals established by the Company. The Company utilizes various forms of safety equipment, such as cap liners to protect against head injuries, which have reduced the number and severity of accident-related injuries to its drivers. Management believes that the Company's safety programs have resulted in significant cost savings since they have been implemented. For example, lost time injuries decreased from 526 in 1990 to 453 in 1996, notwithstanding a 65% increase in the number of employees during this period.

RISK MANAGEMENT AND INSURANCE

     The Company's risk management department is responsible for defining risks and securing appropriate insurance programs and coverages at cost effective rates. The Company internally administers all claims for auto and general liability and for workers compensation claims in Alabama, Florida, Georgia, Missouri, North Carolina, South Carolina, Tennessee and Virginia. Liability claims are subject to periodic audits by the Company's commercial insurance carriers. The Company currently retains up to $650,000 of liability for each claim for workers' compensation and up to $500,000 of liability for automobile and general liability, including personal injury and property damage claims. In addition to the $500,000 per occurrence deductible for automobile liability, there is a $500,000 aggregate deductible for those claims which exceed the $500,000 per occurrence deductible. The Company also retains up to $250,000 of liability for each cargo damage claim in the United States. In Canada, the Company retains up to C$100,000 (approximately U.S. $72,000 at October 16, 1997) of liability for each claim for personal injury, property damage or cargo damage. If the Company were to experience a material increase in the frequency or severity of accidents or workers' compensation claims or unfavorable developments in existing claims, the Company's operating results could be adversely affected. The Company formed Haul Insurance Limited in December 1995 as a captive insurance subsidiary to provide insurance coverage to the Company with respect to its deductibles for workers' compensation and commercial general liability in the United States and for automobile liability insurance in the United States and Canada.

EQUIPMENT, MAINTENANCE AND FUEL

     As a result of the Ryder Acquisition, the Company operates approximately 5,300 Rigs with an average age of 6.9 years. The Company has historically invested heavily in both new equipment and equipment upgrades, which have served to increase efficiency and extend the useful life of Rigs. Currently, new 75-foot Rigs cost between $120,000 and $140,000.

     Over the past 10 years, changes in governmental regulations have gradually permitted the lengthening of Rigs from 55 to 75 feet. This has increased load factors and improved operating efficiency by permitting the Company to haul more vehicles with fewer Rigs and employees. The Company has worked closely with manufacturers to develop specialized equipment to meet the specific needs of manufacturers.

     The Company's Rigs are maintained at 65 shops by approximately 300 maintenance personnel, including supervisors. Rigs are scheduled for regular preventive maintenance inspections. Each shop is equipped to handle repairs resulting from inspection or driver write up, including repairs to electrical systems, air conditioners, suspension, hydraulic systems, cooling systems, and minor engine repairs. Major engine overhaul and engine replacement can be handled at larger terminal facilities, while smaller terminals rely on outside vendors. The trend has been to use engine suppliers' outlets for engine repairs due to the long-term warranties obtained by the Company.

     All of Allied's terminals in the United States have access to a central parts warehouse through the management information system. The system calculates maximum and minimum parts inventory quantities based upon usage and automatically reorders parts. The Company intends to implement its management information system at Ryder terminals during 1998. Minor modifications of equipment are performed at all terminal locations. Major modifications involving change in length, configuration or load capacity are performed by the trailer manufacturers.

     In order to reduce fuel costs, the Company purchases approximately 56% of its fuel in bulk. Fuel is purchased by drivers on the road from a few major suppliers that offer discounts and central billing.

COMPETITION

     The transportation of vehicles in the long-haul segment of the automotive industry is primarily controlled by rail carriers. In the 1970s and 1980s, following deregulation of the trucking industry by the Interstate Commerce Commission and as importers obtained a more significant share of United States automobile sales, new motor carriers, some without union contracts, began to compete for automobile traffic. In some instances, these new carriers were created, or their creation facilitated, by importer interests.

     Since the mid-1980s, nearly all transportation has been pursuant to contracts entered into by negotiation or competitive bid. The competition for these contracts has been from both rail carriers and union and non-union motor carriers. As a result, many negotiations and bids have resulted in contracts that do not allow for recovery of increased costs of labor or fuel over the contract term and that provide for rate reductions of varying magnitudes.

     Two other recent developments are now beginning to have an impact on competition. The first is the rise in the use of third-party logistics companies by automotive manufacturers. This is expected to convert further traffic to competitive bidding and ease entry for less well capitalized, less sophisticated haulers as the logistics companies provide the information systems and integrate, more comprehensively, the full distribution function. The second is the fundamental changes automotive manufacturers are making to their vehicle distribution systems in order to expedite the delivery of finished vehicles to dealers. Certain manufacturers are creating vehicle mixing centers where rail traffic from numerous manufacturing plants is re-mixed for delivery to the dealer. These mixing centers offer the opportunity for longer haul business to be obtained through competitive bidding. In addition, manufacturers are creating new rail ramps in order to place vehicles in more central locations closer to the market but off the dealer lots. These new rail ramps may reduce the average length of haul for motor carriers of automobiles. In metropolitan areas, competition for traffic from the new rail ramps to the dealers may increase as local delivery carriers and equipment and driver leasing companies may become new competitors for the traffic. In addition, some parties may attempt to utilize drive-away operators or dealer pick-ups to deliver vehicles.

     Major motor carriers specializing in the delivery of new vehicles that are competitors of the Company include Leaseway, Jack Cooper, Cassens, Hadley and E & L, all of which are privately held companies.

EMPLOYEES AND OWNER OPERATORS

     The Company has approximately 8,300 employees, including approximately 5,400 drivers. All drivers and shop and yard personnel are represented by various labor unions. The majority of the Company's employees are covered by the Master Agreement with the Teamsters which expires on May 31, 1999. The compensation and benefits paid by the Company to union employees are established by union contracts. The Company also utilizes approximately 800 owner-operators, with approximately 200 driving exclusively for Auto Haulaway in Canada and approximately 600 driving exclusively from former Ryder terminals in the United States. The owner-operators are either paid a percentage of the revenues they generate or receive normal driver pay plus a truck allowance.

TERMINALS AND OTHER PROPERTIES

     The Company's executive offices are located in Decatur, Georgia, a suburb of Atlanta. The Company leases approximately 96,000 square feet of space for its executive offices, which is sufficient to permit the Company to conduct its operations. The Company operates 140 terminals, 19 of which are expected to be closed as a result of the Ryder Acquisition. The Company's terminals are located at or near manufacturing plants, ports and railway terminals. Of the 121 terminals that the Company will operate after the closing of 19 terminals, 26 are owned and 95 are leased.

REGULATION

     The Company is regulated in the United States by the United States Department of Transportation ("DOT") and various state agencies, and in Canada by the National Transportation Agency of Canada and various provincial transport boards. Truck and trailer length, height, width, maximum weight capacity and other specifications are regulated federally in the United States, as well as by individual states and provinces. Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. The DOT also regulates certain safety features incorporated in the design of Rigs. The motor carrier transportation industry is also subject to regulatory and legislative changes which can affect the economics of the industry by requiring changes in operating policies or influencing the demand for, and the costs of providing, services to shippers.

     In addition, the Company's terminal operations are subject to environmental laws and regulations enforced by federal, state, provincial and local agencies, including those related to the treatment, storage and disposal of wastes, and those related to the storage and handling of fuel and lubricants. The Company maintains regular ongoing testing programs for their USTs located at most of their terminals for compliance with environmental laws and regulations. Management believes that the Company's USTs are in compliance with current environmental standards and that the Company will not be required to incur substantial costs to bring the USTs into compliance with higher standards which take effect in 1998.

LEGAL PROCEEDINGS

     The Company is routinely a party to litigation incidental to its business, primarily involving claims for personal injury and property damage incurred in the transportation of vehicles. The

Company does not believe that any of such pending litigation, if adversely determined, would have a material adverse effect on the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information about beneficial ownership of the Common Stock as of October 1, 1997 and as adjusted to reflect the sale of the Common Stock in the Offering by (i) each director of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) the Selling Stockholders. Unless otherwise indicated, the beneficial owners of the Common Stock listed below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                                           SHARES BENEFICIALLY    NUMBER OF     SHARES BENEFICIALLY
                                               OWNED PRIOR       SHARES BEING       OWNED AFTER
                                               TO OFFERING        OFFERED(1)         OFFERING
                                           -------------------   ------------   -------------------
BENEFICIAL OWNERS                           NUMBER     PERCENT                   NUMBER     PERCENT
-----------------                          ---------   -------                  ---------   -------
Robert J. Rutland(2).....................  1,256,469    16.1        482,692       773,777     7.9
Guy W. Rutland, III(3)...................    842,551    10.8             --       842,551     8.6
Guy W. Rutland, IV(4)....................    687,311     8.8        192,309       495,002     5.0
Bernard O. De Wulf(5)....................    572,750     7.3        200,000       372,750     3.8
A. Mitchell Poole, Jr.(6)................    226,200     2.9         38,461       187,739     1.9
Berner F. Wilson, Jr.....................    225,710     2.9         86,538       139,172     1.4
Joseph W. Collier (7)....................     11,000       *             --        11,000       *
David G. Bannister.......................      3,000       *             --         3,000       *
Robert R. Woodson........................      4,000       *             --         4,000       *
All executive officers and directors.....  3,861,191    49.4      1,000,000     2,861,191    29.2
  as a group(8) (12 persons).............

---------------

 * Less than 1% not applicable
(1) Excludes 144,808, 150,000, 57,691, 60,000, 11,539, 25,962 and 450,000 shares that the Underwriters have the option to purchase from Robert J. Rutland, Guy W. Rutland, III, Guy W. Rutland, IV, Mr. De Wulf, Mr. Poole, Mr. Wilson and all executive officers and directors as a group to cover over-allotments, if any.
(2) Includes 18,099 shares owned by his wife to which he disclaims beneficial ownership and 25,000 shares owned by him under the Restricted Stock Plan which are subject to transfer restrictions.
(3) Includes 18,099 shares owned by his wife and 67,800 shares owned by a private foundation of which Mr. Rutland is a trustee to which he disclaims beneficial ownership.
(4) All shares held in a general partnership of which he is a partner.
(5) Includes 165,000 shares held in trust for the benefit of his wife and family members and 2,750 shares held in a limited partnership to which he disclaims beneficial ownership.
(6) Includes 20,000 shares owned by him under the Restricted Stock Plan which are subject to transfer restrictions.
(7) Includes 10,000 shares owned by him under the Restricted Stock Plan which are subject to transfer restrictions. Does not include options to acquire 61,000 shares.
(8) Includes 30,000 shares issued under the Restricted Stock Plan which are subject to transfer restrictions. Does not include options to acquire 28,800 shares.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, no par value per share. Upon completion of the Offering, the Company will have outstanding 9,810,000 shares of Common Stock, excluding 171,050 shares issuable upon the exercise of outstanding stock options. The Company has reserved 650,000 shares of Common Stock for issuance under its long-term incentive plan and has 393,950 shares remaining which are eligible for issuance under such plan. The currently outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable.

     Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. Upon liquidation, dissolution or winding up of the company, the holders of Common Stock are entitled to shares ratably in all assets available for distribution after payment in full of creditors and the holders of any Preferred Stock.

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. The holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors of the Company because holders of Common Stock do not have cumulative voting rights in the election of directors.

     The Company's Articles of Incorporation require the affirmative vote of the holders of not less than two-thirds of the outstanding shares of Common Stock in order to approve most corporate transactions such as mergers, consolidations, sales of substantially all of the property or assets of the Company, and the liquidation or dissolution of the Company. The holders of Common Stock are not entitled to preemptive or subscriptive rights.

PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of up to 5,000,000 shares of Preferred Stock, no par value. No shares of Preferred Stock are outstanding, but the Board of Directors is authorized to issue Preferred Stock at any time without approval of the holders of the Common Stock. The Board of Directors believes that the availability of Preferred Stock gives the Board greater flexibility in planning the Company's growth and enables the Board to act promptly to take advantage of acquisition and other corporate opportunities that may arise in the future. However, the Board of Directors, without approval of the holders of the Common Stock, can issue Preferred Stock with voting rights which could adversely affect the voting power of holders of the Common Stock. The issuance of Preferred Stock could inhibit a potential takeover of the Company. The Company has no present intention to issue any shares of Preferred Stock.

     Under the Company's Articles of Incorporation, the Board of Directors is authorized to divide the Preferred Stock into one or more series and to fix the designation and relative rights and preferences of shares of any series so established, including, but not limited to: (i) the designation of and number of shares constituting the series; (ii) the dividend rate, whether dividends will be cumulative, and, if so, the conditions and the date or dates from which dividends are cumulative; (iii) whether the shares will be redeemable and, if so, the terms and conditions of redemption, including the time during which the shares may be redeemed and the redemption price; (iv) the amount payable on the shares in the event of dissolution or liquidation; (v) whether a purchase, retirement, or sinking fund will be provided for the shares and, if so, the terms and conditions thereof; (vi) whether the shares will be convertible into shares of stock of any series or class of the Company (including Common Stock) and, if so, the terms and conditions of conversion or exchange; (vii) whether the shares have voting rights and, if so, the extent of the voting rights;
(viii) whether the holders of the shares have any preemptive rights; (ix) liability to future calls or assessment; (x) restrictions on alienability; and
(xi) any discrimination against a holder of the shares as a result of such holder owning a substantial amount of securities.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY

     The Company has included in its Articles of Incorporation a provision to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty, except that such provision does not eliminate liability for breaches of the duty of loyalty, acts which involve intentional misconduct or a knowing violation of law, the improper payment of dividends or distributions, or for any transaction from which the director derived an improper personal benefit. The Company has included in its bylaws provisions to indemnify its directors and officers to the fullest extent permitted by Sections 14-2-850 through 14-2-859 of the Georgia Business Corporation Code, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

CERTAIN PROVISIONS WITH ANTI-TAKEOVER EFFECTS

     The Company's Articles of Incorporation and bylaws contain several provisions that may be deemed to have an "anti-takeover" effect in that they could prevent an acquisition of the Company unless the potential acquirer has obtained the prior approval of the Board of Directors of the Company. The anti-takeover provisions also may make it more difficult for a potential acquirer to obtain control of the Company by means of replacing the existing members of the Board of Directors and management of the Company, which may tend to perpetuate the incumbent Board and management. The following is a description of such provisions and certain provisions of Georgia law that may be deemed to have an anti-takeover effect:

     Classified Board. The Company's bylaws provide that the Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible with the Directors in each class to hold office for a three-year term.

     Removal of Directors. The Company's bylaws provide that a director may be removed only for cause and only upon the affirmative vote of at least two-thirds of the outstanding shares of Common Stock. The purpose of the super-majority vote needed to remove directors is to prevent a majority shareholder from removing directors and replacing them with new individuals selected only by that shareholder in an effect to circumvent the classified board structure adopted by the Company.

     Amendment of Articles of Incorporation and Bylaws. The Georgia Business Corporation Code generally provides that the approval of the Board of Directors and the affirmative vote of a majority of shares entitled to vote thereon as well as a majority of the shares of each class of stock entitled to vote as a class, is required to amend the Articles of Incorporation of a corporation, unless the Articles of Incorporation provide for a greater voting requirement. The Articles of Incorporation of the Company provide that the provisions of the Articles relating to anti-takeover provisions may only be amended, altered, changed or repealed by the affirmative vote of two-thirds of the outstanding shares of Common Stock, subject to the rights, if any, of the holders of Preferred Stock then outstanding.

     The Georgia Business Corporation Code generally provides that the authority to amend, alter, change or repeal the bylaws of a corporation may be granted to the Board of Directors, subject to the power of the shareholders to amend, alter, change or repeal bylaws by the affirmative vote of a majority of the outstanding common stock of such corporation. The bylaws of the Company provide that any action taken by the shareholders with respect to amending, altering, changing or repealing the bylaws may be taken only upon the affirmative vote of the holders of at least two-thirds of the outstanding Common Stock, subject to the rights, if any, of the holders of Preferred Stock then outstanding.

     Director Exculpation. The Articles of Incorporation of the Company provide that a director of the Company will have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the extent allowed by the Georgia Business Corporation Code. This provision would absolve directors of personal liability for negligence in the performance of their duties, including gross negligence, but would not permit a director to be exculpated for liability for actions involving conflicts of interest or breaches of the "duty of loyalty" to the company or its stockholders. This provision does not eliminate or alter the duty of the members of the Board of Directors of the Company, it only limits personal liability for monetary damages. This provision does not affect the availability of equitable relief as a remedy for breach of duty by directors.

     Constituencies. The Company's Articles of Incorporation permit the Board of Directors to consider the social and economic effects of a matter considered by the Board of Directors upon the Company and its subsidiaries and its employees, customers, suppliers, and creditors as well as the communities which they serve in connection with determining the best interests of the Company and its stockholders. The Articles of Incorporation also allow the Board of Directors, when evaluating a proposed Business Combination or tender offer, to consider matters such as offering price, reputation and business practices of the offeror and its management as they would affect the employees, customers, suppliers and creditors of the Company and its subsidiaries and any other matters deemed pertinent by the Board of Directors when considering whether to oppose such an offer.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is BankBoston, N.A. (Boston EquiServe).

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated and Bear, Stearns & Co. Inc. (the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commission set forth on the cover page of this Prospectus.

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
BT Alex. Brown Incorporated.................................
Bear, Stearns & Co. Inc.....................................

                                                              ---------
          Total.............................................  3,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase the total number of shares of Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $     per share. The Underwriters may allow, and
such dealers may reallow, a concession not to exceed $     per share to certain
other dealers. After commencement of the public offering, the offering price and other selling terms may be changed by Representatives of the Underwriters.

     The Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 450,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock purchased by each of them as shown in the above table bears to 3,000,000 and the Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,000,000 shares are being offered.

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this Offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Subject to applicable limitations, the Underwriters, in connection with this Offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this Offering. The Underwriters are not required to engage in these activities and may end these activities at any time.

     The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriters and the Company and the Selling Stockholders with respect to certain civil liabilities, including liabilities under the Securities Act.

     Certain of the Company's principal stockholders and the directors and officers, who following the Offering will beneficially own an aggregate of 2,861,191 shares of Common Stock, and the Company have agreed not to offer, sell or otherwise dispose of any of such Common Stock or any shares of Common Stock issuable upon exercise of any options for Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated.

     David G. Bannister, a director of the Company, is a Managing Director of BT Alex. Brown Incorporated. BT Alex. Brown Incorporated provided investment banking services to the Company in connection with the Senior Note Offering for which it received customary fees. Bear, Stearns & Co. Inc. provided investment banking services to the Company in connection with the Senior Note Offering and financial advisory services to the Company in connection with the Ryder Acquisition for which it received customary fees.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The historical Consolidated Financial Statements of Allied Holdings, Inc. and Subsidiaries as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The historical Consolidated Financial Statements of Ryder Automotive Carriers Services, Inc. and subsidiaries as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1997, included in this Prospectus, have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Exchange Act, and the rules and regulations thereunder, and in accordance therewith files periodic reports, proxy and information statements, and other information with the Commission. Such reports, proxy and information statements, and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements regarding registrants, such as the Company, that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not include all the information set forth in the Registration Statement and the exhibits thereto, to which reference is made for further information with respect to the Company. Copies of the Registration Statement and the exhibits thereto are on file at the office of the Commission and may be obtained from the Commission upon payment of prescribed rates or may be examined without charge at the public reference facilities of the Commission as prescribed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions thereof filed with the Commission are incorporated into this Prospectus by reference.

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended on Form 10K/A on August 28, 1997;

          2. The Company's quarterly Reports on Form 10-Q for the quarter ended March 31, 1997, as amended on Form 10-Q/A on August 28, 1997, and for the quarter ended June 30, 1997; and

          3. The Company's Current Reports on Form 8-K filed May 1, 1997, June 3, 1997, July 22, 1997, August 13, 1997, August 29, 1997, September 2,
     1997, October 10, 1997 and October 21, 1997.

     Additionally, all documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or supersedes for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered upon the written or oral request of such person, a copy of any and all of the documents which have been or may be incorporated by reference in this Prospectus, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such documents should be directed to Allied Holdings, Inc., 160 Clairemont Avenue, Suite 510, Decatur, Georgia 30030, Attention: Daniel H. Popky, telephone: 404/370-1100.

                             ALLIED HOLDINGS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
ALLIED HOLDINGS, INC. AND SUBSIDIARIES
Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheets at December 31, 1995 and 1996
  and June 30, 1997 (Unaudited).............................   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1994, 1995, and 1996 and the Six Months Ended
  June 30, 1996 and 1997 (Unaudited)........................   F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended December 31, 1994, 1995, and 1996 and
  the Six Months Ended June 30, 1997 (Unaudited)............   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1994, 1995 and 1996 and the Six Months Ended
  June 30, 1996 and 1997 (Unaudited)........................   F-6
Notes to Consolidated Financial Statements..................   F-7
RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES
Independent Auditors' Report................................  F-24
Consolidated Balance Sheets at December 31, 1995 and 1996
  and June 30, 1997 (Unaudited).............................  F-25
Consolidated Statements of Operations for the Years Ended
  December 31, 1994, 1995, and 1996 and the Six Months Ended
  June 30, 1996 and 1997 (Unaudited)........................  F-26
Consolidated Statements of Shareholder's Equity for the
  Years Ended December 31, 1994, 1995, and 1996 and the Six
  Months Ended June 30, 1997 (Unaudited)....................  F-27
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1994, 1995, and 1996 and the Six Months Ended
  June 30, 1996 and 1997 (Unaudited)........................  F-28
Notes to Consolidated Financial Statements..................  F-29

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Allied Holdings, Inc.:

     We have audited the accompanying consolidated balance sheets of ALLIED HOLDINGS, INC. (a Georgia corporation) AND SUBSIDIARIES as of December 31, 1995 and 1996 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Holdings, Inc. and subsidiaries as of December 31, 1995 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 4, 1997
  (except with respect to
  the matters discussed in
  Note 13, as to which the
  date is October 23, 1997)

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1996
                         AND JUNE 30, 1997 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                 DECEMBER 31,
                                                              -------------------    JUNE 30,
                                                                1995       1996        1997
                                                              --------   --------   -----------
                                                                         (UNAUDITED)
                                            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 11,147   $  1,973    $  4,409
  Short-term investments....................................         0      8,520       8,821
  Receivables, net of allowance for doubtful accounts of
    $689, $564, and $564 at December 31, 1995 and 1996 and
    June 30, 1997, respectively.............................    22,690     22,673      28,325
  Inventories...............................................     4,184      4,096       4,215
  Prepayments and other current assets......................    12,400     11,940      14,254
                                                              --------   --------    --------
         Total current assets...............................    50,421     49,202      60,024
                                                              --------   --------    --------
PROPERTY AND EQUIPMENT, net.................................   134,873    132,552     126,364
                                                              --------   --------    --------
OTHER ASSETS:
  Goodwill, net.............................................    23,568     22,081      33,800
  Notes receivable due from related parties.................       573        573         573
  Other.....................................................     5,251      6,675       7,933
                                                              --------   --------    --------
         Total other assets.................................    29,392     29,329      42,306
                                                              --------   --------    --------
         Total assets.......................................  $214,686   $211,083    $228,694
                                                              ========   ========    ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt......................  $  4,368   $  2,275    $  8,248
  Trade accounts payable....................................    11,320     15,872      12,910
  Accrued liabilities.......................................    27,569     30,347      37,433
                                                              --------   --------    --------
    Total current liabilities...............................    43,257     48,494      58,591
                                                              --------   --------    --------
LONG-TERM DEBT, less current maturities.....................   106,634     93,708      96,986
                                                              --------   --------    --------
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.................     3,698      3,621       3,557
                                                              --------   --------    --------
DEFERRED INCOME TAXES.......................................     5,561      7,487       8,700
                                                              --------   --------    --------
OTHER LONG-TERM LIABILITIES.................................     2,514      1,064         703
                                                              --------   --------    --------
COMMITMENTS AND CONTINGENCIES (Notes 5, 7, 8 and 13)
STOCKHOLDERS' EQUITY:
  Common stock, no par value; 20,000 shares authorized,
    7,725, 7,810 and 7,810 shares outstanding at December
    31, 1995 and 1996 and June 30, 1997, respectively.......         0          0           0
  Additional paid-in capital................................    42,977     43,657      43,657
  Retained earnings.........................................    10,489     14,475      18,186
  Foreign currency translation adjustment, net of tax.......      (444)      (743)     (1,074)
  Unearned compensation.....................................         0       (680)       (612)
                                                              --------   --------    --------
         Total stockholders' equity.........................    53,022     56,709      60,157
                                                              --------   --------    --------
         Total liabilities and stockholders' equity.........  $214,686   $211,083    $228,694
                                                              ========   ========    ========

                  The accompanying notes are an integral part
                     of these consolidated balance sheets.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
          AND THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               FOR THE SIX
                                               FOR THE YEARS ENDED            MONTHS ENDED
                                                   DECEMBER 31,                 JUNE 30,
                                          ------------------------------   -------------------
                                            1994       1995       1996       1996       1997
                                          --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
REVENUES................................  $297,236   $381,464   $392,547   $200,565   $208,969
                                          --------   --------   --------   --------   --------
OPERATING EXPENSES:
  Salaries, wages, and fringe
     benefits...........................   157,979    195,952    204,838    105,315    109,634
  Operating supplies and expenses.......    51,532     62,179     62,880     31,526     32,563
  Purchased transportation..............     9,486     32,084     34,533     17,666     19,170
  Insurance and claims..................    12,043     16,022     16,849      8,039      8,098
  Operating taxes and licenses..........    14,301     16,564     16,122      8,381      8,190
  Depreciation and amortization.........    16,314     25,431     26,425     12,931     13,786
  Rent expenses.........................     3,214      5,354      4,975      2,481      2,470
  Communications and utilities..........     1,855      3,435      3,111      1,740      1,534
  Other operating expenses..............     1,781      3,522      4,219      1,431      2,074
                                          --------   --------   --------   --------   --------
          Total operating expenses......   268,505    360,543    373,952    189,510    197,519
                                          --------   --------   --------   --------   --------
          Operating income..............    28,731     20,921     18,595     11,055     11,450
                                          --------   --------   --------   --------   --------
OTHER INCOME (EXPENSE):
  Interest expense......................    (5,462)   (11,260)   (10,720)    (5,396)    (5,408)
  Interest income.......................       312        707        603        303        357
                                          --------   --------   --------   --------   --------
                                            (5,150)   (10,553)   (10,117)    (5,093)    (5,051)
                                          --------   --------   --------   --------   --------
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEM....................    23,581     10,368      8,478      5,962      6,399
INCOME TAX PROVISION....................    (9,393)    (4,222)    (3,557)    (2,504)    (2,688)
                                          --------   --------   --------   --------   --------
INCOME BEFORE EXTRAORDINARY ITEM........    14,188      6,146      4,921      3,458      3,711
EXTRAORDINARY LOSS ON EARLY
  EXTINGUISHMENT OF DEBT, net of income
  tax benefit of $2,072, $573, and $573
  for the years ended December 31, 1994
  and 1996 and for the six months ended
  June 30, 1996, respectively...........    (2,627)         0       (935)      (935)         0
                                          --------   --------   --------   --------   --------
NET INCOME..............................  $ 11,561   $  6,146   $  3,986   $  2,523   $  3,711
                                          ========   ========   ========   ========   ========
PER COMMON SHARE:
  Income before extraordinary item......  $   1.84   $   0.80   $   0.64   $   0.45   $   0.48
  Extraordinary loss on early
     extinguishment of debt.............     (0.34)      0.00      (0.12)     (0.12)      0.00
                                          --------   --------   --------   --------   --------
NET INCOME PER COMMON SHARE.............  $   1.50   $   0.80   $   0.52   $   0.33   $   0.48
                                          ========   ========   ========   ========   ========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING...........................     7,725      7,725      7,725      7,725      7,725
                                          ========   ========   ========   ========   ========

 The accompanying notes are an integral part of these consolidated statements.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
               AND THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                FOREIGN
                                    COMMON STOCK     ADDITIONAL   RETAINED     CURRENCY
                                   ---------------    PAID-IN     EARNINGS    TRANSLATION     UNEARNED
                                   SHARES   AMOUNT    CAPITAL     (DEFICIT)   ADJUSTMENT    COMPENSATION    TOTAL
                                   ------   ------   ----------   ---------   -----------   ------------   -------
BALANCE, December 31, 1993.......  7,725      $0      $42,977      $(7,218)     $     0        $   0       $35,759
  Net income.....................      0       0            0       11,561            0            0        11,561
  Foreign currency translation
    adjustment, net of income
    taxes of $978................      0       0            0            0       (1,485)           0        (1,485)
                                   -----      --      -------      -------      -------        -----       -------
BALANCE, December 31, 1994.......  7,725       0       42,977        4,343       (1,485)           0        45,835
  Net income.....................      0       0            0        6,146            0            0         6,146
  Foreign currency translation
    adjustment, net of income
    taxes of $701................      0       0            0            0        1,041            0         1,041
                                   -----      --      -------      -------      -------        -----       -------
BALANCE, December 31, 1995.......  7,725       0       42,977       10,489         (444)           0        53,022
  Net income.....................      0       0            0        3,986            0            0         3,986
  Foreign currency translation
    adjustment, net of income
    taxes of $181................      0       0            0            0         (299)           0          (299)
  Restricted stock awards........     85       0          680            0            0         (680)            0
                                   -----      --      -------      -------      -------        -----       -------
BALANCE, December 31, 1996.......  7,810       0       43,657       14,475         (743)        (680)       56,709
  Net income (unaudited).........      0       0            0        3,711            0            0         3,711
  Foreign currency translation
    adjustment, net of income
    taxes of $181 (unaudited)....      0       0            0            0         (331)           0          (331)
  Restricted stock awards
    (unaudited)..................      0       0            0            0            0           68            68
                                   -----      --      -------      -------      -------        -----       -------
BALANCE, June 30, 1997
  (Unaudited)....................  7,810      $0      $43,657      $18,186      $(1,074)       $(612)      $60,157
                                   =====      ==      =======      =======      =======        =====       =======

 The accompanying notes are an integral part of these consolidated statements.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
          AND THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                         FOR THE SIX
                                                          FOR THE YEAR ENDED             MONTH ENDED
                                                             DECEMBER 31,                 JUNE 30,
                                                     -----------------------------   -------------------
                                                      1994       1995       1996       1996       1997
                                                     -------   --------   --------   --------   --------
                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.......................................  $11,561   $  6,146   $  3,986   $  2,523   $  3,711
                                                     -------   --------   --------   --------   --------
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization..................   16,314     25,431     26,425     12,931     13,786
    Gain on sale of property and equipment.........     (401)       (57)       (13)      (359)        27
    Extraordinary loss on early extinguishment of
      debt, net....................................    2,627          0        935        935          0
    Deferred income taxes..........................    4,189      1,806      1,921         84      1,405
    Change in operating assets and liabilities,
      excluding effect of business acquired:
      Increase in short-term investments...........        0          0     (8,520)         0       (301)
      Receivables, net.............................   (3,155)     1,299         (9)    (6,149)    (5,699)
      Inventories..................................      457        163         82        148       (128)
      Prepayments and other current assets.........      (95)      (444)       452     (2,150)    (2,333)
      Trade accounts payable.......................   (1,907)       645      4,565      1,247     (2,934)
      Accrued liabilities..........................   (1,482)    (4,927)     1,277      6,069      6,685
                                                     -------   --------   --------   --------   --------
         Total adjustments.........................   16,547     23,916     27,115     12,756     10,508
                                                     -------   --------   --------   --------   --------
         Net cash provided by operating
           activities..............................   28,108     30,062     31,101     15,279     14,219
                                                     -------   --------   --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment..............  (30,545)   (18,210)   (25,972)   (14,376)    (6,910)
  Proceeds from sale of property and equipment.....    1,032        768      3,447      1,734        114
  Purchase of business, net of cash acquired.......  (32,332)         0          0          0    (12,898)
  Increase in the cash surrender value of life
    insurance......................................     (356)      (589)    (1,981)      (991)    (1,283)
                                                     -------   --------   --------   --------   --------
         Net cash used in investing activities.....  (62,201)   (18,031)   (24,506)   (13,633)   (20,977)
                                                     -------   --------   --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of long-term debt.....................  (73,839)   (11,952)   (57,691)   (47,692)   (11,404)
  Proceeds from issuance of long-term debt.........  113,113          0     42,657     40,000     20,655
  Other, net.......................................   (1,243)      (827)      (655)      (513)         0
                                                     -------   --------   --------   --------   --------
         Net cash provided by (used in) financing
           activities..............................   38,031    (12,779)   (15,689)    (8,205)     9,251
                                                     -------   --------   --------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS......................................     (137)       183        (80)        69        (57)
                                                     -------   --------   --------   --------   --------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS......................................    3,801       (565)    (9,174)    (6,490)     2,436
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...    7,911     11,712     11,147     11,147      1,973
                                                     -------   --------   --------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.........  $11,712   $ 11,147   $  1,973   $  4,657   $  4,409
                                                     -------   --------   --------   --------   --------

 The accompanying notes are an integral part of these consolidated statements.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1994, 1995, AND 1996
                      (INFORMATION AS OF JUNE 30, 1997 AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

1.  ORGANIZATION AND OPERATIONS

     Allied Holdings, Inc. (the "Company"), a Georgia corporation, is a holding company which operates through its wholly owned subsidiaries. The principal subsidiary of the Company is Allied Automotive Group, Inc. ("AAG"), a Georgia corporation. AAG is comprised of Allied Systems, Ltd. ("Allied Systems"), a Georgia limited partnership, Auto Haulaway, Inc. ("Auto Haulaway"), an Ontario, Canada corporation, Inter Mobile, Inc. ("Inter Mobile"), Legion Transportation, Inc. ("Legion"), and Auto Haulaway Releasing Services (1981) Limited ("Releasing"). Allied Systems and Auto Haulaway are engaged in the business of transporting automobiles and light trucks from manufacturing plants, ports, auctions, and railway distribution points to automobile dealerships. The Company acquired all of the outstanding capital stock of Auto Haulaway on October 31, 1994 (Note 2). Currently, Inter Mobile, Legion, and Releasing are not significant to the consolidated financial position or results of operations of the Company.

     During 1996, the Company incorporated Axis Group, Inc. ("Axis Group"). Axis Group provides logistics solutions to the finished vehicle, service, and aftermarket parts segments of the automotive market. Axis Group identifies new and innovative methods of distribution as well as better use of traditional and emerging technologies to help customers solve the most complex transportation, inventory management, and logistics problems.

     The Company has three other operating subsidiaries, Allied Industries, Inc. ("Allied Industries"), Haul Insurance Limited ("Haul"), and Link Information Systems, Inc. ("Link"). These subsidiaries provide services to AAG, Axis Group, and the other subsidiaries of the Company. Allied Industries provides administrative, financial, risk management, and other related services. During December 1995, the Company incorporated Haul as a captive insurance company. Haul was formed for the purpose of insuring general liability, automobile liability, and workers' compensation for the Company. Link, which was incorporated in 1996, provides information systems hardware, software, and support.

2.  ACQUISITION OF AUTO HAULAWAY

     On October 31, 1994, the Company acquired all of the outstanding capital stock of Auto Haulaway for approximately $30 million. The acquisition has been accounted for under the purchase method, and accordingly, the operating results of Auto Haulaway have been included in the accompanying financial statements since the date of the acquisition.

     In connection with the acquisition, the Company refinanced approximately $35 million of Auto Haulaway's long-term debt, which resulted in an extraordinary loss on the extinguishment of the debt of approximately $2.6 million, net of income taxes of approximately $2.1 million. The source of funds utilized for the payment of the purchase price and the debt refinancing was borrowings under the Company's revolving credit agreement and available cash on hand.

     The following unaudited pro forma results of operations for the year ended December 31, 1994 assume that the acquisition of Auto Haulaway had occurred on January 1, 1994. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition of Auto Haulaway had been consummated on January 1, 1994. In addition, they are not intended to be a

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES
projection of future results and do not reflect any synergies that might be achieved from combined operations (in thousands, except per share data).

                                                              DECEMBER 31,
                                                                  1994
                                                              ------------
Revenues....................................................    $410,631
Operating income............................................      35,245
Income before extraordinary item............................      14,871
Net income..................................................      12,244
Income per share before extraordinary item..................    $   1.93
Net income per share........................................    $   1.58
Average shares outstanding..................................       7,725

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

FOREIGN CURRENCY TRANSLATION

     The assets and liabilities of the Company's Canadian subsidiaries are translated into U.S. dollars using current exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded as a separate component of stockholders' equity, net of related income taxes.

REVENUE RECOGNITION

     Substantially all revenue is derived from transporting automobiles and light trucks from manufacturing plants, ports, auctions, and railway distribution points to automobile dealerships. Revenue is recorded by the Company when the vehicles are delivered to the dealerships.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories consist primarily of tires, parts, materials, and supplies for servicing the Company's tractors and trailers. Inventories are recorded at the lower of cost (on a first-in, first-out basis) or market.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

PREPAYMENTS AND OTHER CURRENT ASSETS

     Prepayments and other current assets consist of the following at December 31, 1995 and 1996 and June 30, 1997 (in thousands):

                                                            DECEMBER 31,
                                                          -----------------   JUNE 30,
                                                           1995      1996       1997
                                                          -------   -------   --------
Tires on tractors and trailers..........................  $ 5,944   $ 6,785    $ 6,611
Prepaid insurance.......................................    3,192     2,572      3,307
Other...................................................    3,264     2,583      4,336
                                                          -------   -------    -------
                                                          $12,400   $11,940    $14,254
                                                          =======   =======    =======

TIRES ON TRACTORS AND TRAILERS

     Tires on tractors and trailers are capitalized and amortized to operating supplies and expenses on a cents per mile basis.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these assets are expensed currently. Depreciation is provided using the straight-line method for financial reporting and accelerated methods for income tax purposes. The detail of property and equipment at December 31, 1995 and 1996 and June 30, 1997 is as follows (in thousands):

                                            DECEMBER 31,
                                         -------------------   JUNE 30,
                                           1995       1996       1997     USEFUL LIVES
                                         --------   --------   --------   -------------
Tractors and trailers..................  $164,422   $181,841   $186,288   4 to 10 years
Buildings and facilities (including
  leasehold improvements)..............    22,951     23,679     23,786   4 to 25 years
Land...................................     9,999      9,953      9,953
Furniture, fixtures, and equipment.....     9,745     10,520     10,560   3 to 10 years
Service cars and equipment.............     1,330      1,175      2,190   3 to 10 years
                                         --------   --------   --------
                                          208,447    227,168    232,777
Less accumulated depreciation and
  amortization.........................    73,574     94,616    106,413
                                         --------   --------   --------
                                         $134,873   $132,552   $126,364
                                         ========   ========   ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                                  FOR THE SIX
                                                      FOR THE YEARS ENDED        MONTHS ENDED
                                                          DECEMBER 31,             JUNE 30,
                                                   --------------------------   ---------------
                                                    1994      1995      1996     1996     1997
                                                   -------   -------   ------   ------   ------
Cash paid during the period for interest.........  $ 3,738   $11,470   $8,514   $3,623   $6,124
Cash paid during the period for income taxes, net
  of refunds.....................................    6,205     1,364     (280)     730      228
Liabilities assumed in connection with business
  acquired.......................................   48,261         0        0        0        0
Capital lease obligations terminated.............    4,093         0        0        0        0

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

GOODWILL

     The acquisition of Auto Haulaway resulted in goodwill of approximately $23,425,000. Goodwill related to the acquisition is being amortized on a straight-line basis over 20 years. Other goodwill is being amortized on a straight-line basis over ten years. Amortization (included in depreciation and amortization expense) for the years ended December 31, 1994, 1995, and 1996 amounted to approximately $607,000, $1,407,000, and $1,541,000, respectively. Amortization for the six months ended June 30, 1996 and 1997 amounted to approximately $772,000 and $846,000, respectively. Accumulated amortization was approximately $4,082,000, $5,623,000, and $6,454,000 at December 31, 1995 and
1996 and June 30, 1997, respectively. The Company periodically evaluates the realizability of goodwill based upon expectations of nondiscounted cash flows and operating income for each subsidiary having a material goodwill balance. The Company believes no impairment of goodwill exists at June 30, 1997.

CASH SURRENDER VALUE OF LIFE INSURANCE

     The Company maintains life insurance policies for certain employees of the Company. Under the terms of the policies, the Company will receive, upon the death of the insured, the lesser of aggregate premiums paid or the face amount of the policy. Any excess proceeds over premiums paid are remitted to the employee's beneficiary. The Company records the increase in cash surrender value each year as a reduction of premium expense. The Company has recorded approximately $2,146,000 and $4,127,000 of cash surrender value as of December 31, 1995 and 1996, respectively, included in other assets on the accompanying balance sheets.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Disclosures About Fair Value of Financial Instruments," requires disclosure of the following information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of the following disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

     The amounts disclosed represent management's best estimates of fair value. In accordance with SFAS No. 107, the Company has excluded certain financial instruments and all other assets and liabilities from its disclosure. Accordingly, the aggregate fair value amounts presented are not intended to, and do not, represent the underlying fair value of the Company.

     The methods and assumptions used to estimate fair value are as follows:

  Cash and Cash Equivalents

     The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

  Short-Term Investments

     The Company's short-term investments are comprised of debt securities, all classified as trading securities, which are carried at their fair value based upon the quoted market prices of those investments. Accordingly, net realized and unrealized gains and losses on trading securities are included in net earnings.

  Long-Term Debt

     The carrying amount approximates fair value based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

  Interest Rate Cap Agreements

     The Company has entered into several interest rate protection agreements which expire at various dates through February 1999. The agreements protect outstanding floating rate debt at varying amounts ranging from $47,000,000 in 1996 to $33,000,000 in 1999. Under the agreements, the Company is reimbursed when actual interest rates exceed a limit, as defined. The limit, based primarily upon the 90-day LIBOR, ranges from 6.5% to 8% over the protection period and certain of the agreements limit the reimbursement if actual LIBOR exceeds a specified rate. The fair value of the interest rate cap agreements is the amount at which they could be settled, based on estimates obtained from brokers.

     The asset and (liability) amounts recorded in the balance sheet and the estimated fair values of financial instruments at December 31, 1995 and 1996 and June 30, 1997 consisted of the following:

                                                              CARRYING      FAIR
                                                               AMOUNT       VALUE
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
December 31, 1995:
  Cash and cash equivalents.................................  $  11,147   $  11,147
  Long-term debt............................................   (111,002)   (111,002)
  Interest rate cap agreements..............................        228           0
December 31, 1996:
  Cash and cash equivalents.................................  $   1,973   $   1,973
  Short-term investments....................................      8,520       8,520
  Long-term debt............................................    (95,983)    (95,983)
  Interest rate cap agreements..............................        309           0
June 30, 1997:
  Cash and cash equivalents.................................  $   4,409   $   4,409
  Short-term investments....................................      8,821       8,821
  Long-term debt............................................   (105,234)   (105,234)
  Interest rate cap agreements..............................        209           0

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

ACCRUED LIABILITIES

     Accrued liabilities consist of the following at December 31, 1995 and 1996 and June 30, 1997:

                                                            DECEMBER 31,
                                                          -----------------   JUNE 30,
                                                           1995      1996       1997
                                                          -------   -------   --------
                                                                 (IN THOUSANDS)
Wages and benefits......................................  $14,540   $12,566   $15,274
Claims and insurance reserves...........................    9,649    13,145    14,844
Other...................................................    3,380     4,636     7,315
                                                          -------   -------   -------
                                                          $27,569   $30,347   $37,433
                                                          =======   =======   =======

CLAIMS AND INSURANCE RESERVES

     In the United States, the Company retains liability up to $500,000 for each claim for automobile, workers' compensation, and general liability, including personal injury and property damage claims. In addition to the $500,000 per occurrence deductible for automobile liability, there is a $250,000 aggregate deductible for those claims which exceed the $500,000 per occurrence deductible. In addition, the Company retains liability up to $250,000 for each cargo damage claim. In Canada, the Company retains liability up to CDN $100,000 for each claim for personal injury, property damage, and cargo damage. The estimated costs of all known and potential losses are accrued by the Company. In the opinion of management, adequate provision has been made for all incurred claims.

     Subsequent to December 31, 1996, the Company increased its liability up to $650,000 for each claim for workers' compensation. The Company also increased its aggregate deductible for automobile liability to $500,000 for those claims which exceed the per occurrence deductible. These changes are in effect for the fiscal year beginning January 1, 1997.

INCOME TAXES

     The Company follows the practice of providing for income taxes based on SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns (Note 4).

EARNINGS PER SHARE

     Earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding for the years presented. The dilutive effect of equivalent shares derived from stock options and restricted stock was less than 3% for the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1996 and 1997 (there were no stock options or restricted stock outstanding during 1994), and therefore, the equivalent shares were not included in the computation of earnings per share.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." This new statement will not result in changes to the Company's earnings per share for the first six months of 1997 or prior years.

RECLASSIFICATION

     Certain amounts in the December 31, 1994, 1995, and 1996 financial statements have been reclassified to conform to the current period presentation.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

INTERIM UNAUDITED DATA FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997

     In the opinion of management, the unaudited condensed consolidated financial statements contain all of the normal and recurring adjustments necessary to present fairly the consolidated financial position of the Company and its subsidiaries at June 30, 1997 and the consolidated results of operations and cash flows of the Company and its subsidiaries for the six months ended June 30, 1996 and 1997.

4.  INCOME TAXES

     For all periods presented, the accompanying financial statements reflect provisions for income taxes computed in accordance with the requirements of SFAS No. 109.

     The following summarizes the components of the income tax provision for the years ended December 31, 1994, 1995, and 1996:

                                                            1994     1995      1996
                                                           ------   -------   -------
                                                                 (IN THOUSANDS)
Current:
  Federal................................................  $3,991   $   571   $   369
  State..................................................     607       177       269
  Foreign................................................     325     1,989       932
Deferred:
  Federal................................................   3,599     3,371     4,365
  State..................................................     630       422       646
  Foreign................................................     241    (2,308)   (3,024)
                                                           ------   -------   -------
          Total income tax provision.....................  $9,393   $ 4,222   $ 3,557
                                                           ======   =======   =======

     For the six months ended June 30, 1996 and 1997, the Company recorded an income tax provision of $2,504 and $2,688, respectively.

     The provision for income taxes differs from the amounts computed by applying federal statutory rates due to the following for the years ended December 31, 1994, 1995, and 1996:

                                                              1994     1995     1996
                                                             ------   ------   ------
                                                                  (IN THOUSANDS)
Provision computed at the federal statutory rate...........  $8,018   $3,525   $2,883
State income taxes, net of federal income tax benefit......     943      415      604
Insurance premiums, net of recovery........................      42       54     (115)
Earnings in jurisdictions taxed at rates different from the
  statutory U.S. federal rate..............................       0     (252)    (494)
Other, net.................................................     390      480      679
                                                             ------   ------   ------
Income tax provision.......................................  $9,393   $4,222   $3,557
                                                             ======   ======   ======

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

     The tax effect of significant temporary differences representing deferred tax assets and liabilities at December 31, 1995 and 1996 is as follows:

                                                                1995       1996
                                                              --------   --------
                                                                (IN THOUSANDS)
Noncurrent deferred tax assets (liabilities):
  Tax carryforwards.........................................  $  1,775   $  3,623
  Postretirement benefits...................................     1,535      1,501
  Depreciation and amortization.............................   (10,085)   (13,823)
  Other, net................................................     1,214      1,212
                                                              --------   --------
          Net noncurrent deferred tax liabilities...........    (5,561)    (7,487)
                                                              --------   --------
Current deferred tax assets (liabilities):
  Tires on tractors and trailers............................    (2,244)    (2,615)
  Liabilities not currently deductible......................     3,881      2,470
  Other, net................................................      (511)       498
                                                              --------   --------
          Net current deferred tax assets...................     1,126        353
                                                              --------   --------
          Net deferred tax liabilities......................  $ (4,435)  $ (7,134)
                                                              ========   ========

     The Company has certain tax carryforwards available to offset future income taxes consisting of net operating losses that expire from 2002 to 2012, foreign tax credits that expire from 2001 to 2002, and alternative minimum tax credits that have no expiration dates.

     Management believes that a valuation allowance is not considered necessary based upon the Company's earnings history, the projections for future taxable income, and other relevant considerations over the periods during which the deferred tax assets are deductible.

5.  LEASE COMMITMENTS

RELATED PARTIES

     Prior to December 1995, the Company leased automobiles and service trucks from a related party under leases generally having one-year to three-year lease terms at fixed monthly rental rates. In addition, the Company leases office space from a related party under a lease which expires in 2003. Rental expenses under these noncancellable leases amounted to approximately $1,398,000 in 1994, $1,652,000 in 1995, and $1,030,000 in 1996. In the opinion of management, the terms of these leases are as favorable as those which could be obtained from unrelated lessors.

UNRELATED PARTIES

     The Company leases equipment and certain terminal facilities from unrelated parties under noncancellable operating lease agreements which expire in various years through 2003. Rental expenses under these leases amounted to approximately $454,000, $1,796,000, and $3,245,000 in 1994, 1995, and 1996, respectively.

     The Company also leases certain terminal facilities and revenue equipment from unrelated parties under cancelable leases (i.e., month-to-month terms). The total rental expenses under these leases were approximately $1,973,000, $1,965,000, and $2,142,000 for the years ended December 31, 1994, 1995, and
1996, respectively.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

     Future minimum rental commitments under all noncancellable operating lease agreements, excluding lease agreements that expire within one year, are as follows as of December 31, 1996:

                                                            RELATED
                                                             PARTY    OTHER     TOTAL
                                                            -------   ------   -------
                                                                  (IN THOUSANDS)
1997......................................................  $1,061    $2,840   $ 3,901
1998......................................................   1,093     2,563     3,656
1999......................................................   1,126     1,750     2,876
2000......................................................   1,159       812     1,971
2001......................................................   1,194       618     1,812
Thereafter................................................   1,540     1,052     2,592
                                                            ------    ------   -------
          Total...........................................  $7,173    $9,635   $16,808
                                                            ======    ======   =======

6.  LONG-TERM DEBT

     Long-term debt consisted of the following at December 31, 1995 and 1996 and June 30, 1997:

                                                           DECEMBER 31
                                                        ------------------   JUNE 30,
                                                          1995      1996       1997
                                                        --------   -------   --------
                                                               (IN THOUSANDS)
Revolving credit and term loan agreement..............  $100,000   $49,348   $ 59,737
Senior subordinated notes.............................         0    40,000     40,000
Floating rate installment note payable with interest
  at LIBOR plus 2.25% (8.48% at December 31, 1996)....     8,909     6,635      5,497
Fixed rate installment note payable bearing interest
  at 10%..............................................     2,093         0          0
                                                        --------   -------   --------
                                                         111,002    95,983    105,234
Less current maturities of long-term debt.............    (4,368)   (2,275)    (8,248)
                                                        --------   -------   --------
                                                        $106,634   $93,708   $ 96,986
                                                        ========   =======   ========

     In February 1996, the Company issued $40,000,000 of Senior Subordinated Notes ("Subordinated Notes") through a private placement. The Subordinated Notes mature February 1, 2003 and bear interest at 12% annually. Proceeds from the Subordinated Notes were used to reduce borrowings under the Company's revolving credit and term loan agreement (the "Agreement"). In connection with the issuance of the Subordinated Notes, the Company refinanced the Agreement (the "Refinancing") to provide for the Subordinated Notes. In addition, the floating rate installment note payable was amended and refinanced to allow for the Senior Subordinated Notes, and the interest rate was changed from prime plus 2% to the LIBOR plus 2.25%.

     The Agreement enables the Company to borrow up to the lesser of $130,000,000 or the borrowing base amount, as defined in the Agreement. After the Refinancing, annual commitment fees are .375% of the undrawn portion of the commitment. Amounts outstanding under the revolving portion of the Agreement, after giving consideration to the Refinancing, mature February 1998, subject to one-year extensions, at which time the balance outstanding converts into a term loan which matures four years after the maturity date of the revolving portion of the Agreement. The interest rate for the Agreement is, at the Company's option, either (1) the bank's base rate, as defined, or (2) the bank's Eurodollar rate, as defined, as determined at the date of each borrowing, plus an applicable margin.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

     The Agreement is unsecured and contains restrictive covenants which, among other things, limit indebtedness and distributions, require certain cash flow and leverage ratios to be maintained, and require a minimum consolidated tangible net worth, as defined. After the Refinancing, and assuming that the extension of the revolving portion of the Agreement is not exercised, future maturities of long-term debt are as follows at December 31, 1996:

                                                             IN THOUSANDS
                                                             ------------
1997......................................................     $ 2,275
1998......................................................      12,144
1999......................................................      11,956
2000......................................................       9,870
2001......................................................       7,403
Thereafter................................................      52,335
                                                               -------
                                                               $95,983
                                                               =======

     At December 31, 1996, the weighted average interest rate on borrowings under the revolving credit agreement was 7.3%, and approximately $8,520,000 was committed under letters of credit. At December 31, 1996, the Company had available borrowings under the Agreement of approximately $48,000,000.

     Property and equipment with a net book value of approximately $10,348,000 at December 31, 1996 are secured as collateral under an installment note payable.

7.  EMPLOYEE BENEFITS

PENSION PLANS

     The Company maintains the Allied Defined Benefit Pension Plan, a trusteed noncontributory defined benefit pension plan for management and office personnel in the United States, and the Pension Plan for Employees of Auto Haulaway, Inc. and Associated Companies for management and office personnel in Canada (the "Plans"). Under the Plans, benefits are paid to eligible employees upon retirement based primarily on years of service and compensation levels at retirement. Contributions to the Plans reflect benefits attributed to employees' services to date and services expected to be rendered in the future. The Company's funding policy is to contribute annually at a rate that is intended to fund future service benefits as a level percentage of pay and past service benefits over a 30-year period.

     The following table sets forth the Plans' status and amounts recognized in the Company's balance sheets as of December 31, 1995 and 1996:

                                                               1995      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits
     of $15,046 and $16,444 in 1995 and 1996,
     respectively...........................................  $15,349   $16,810
                                                              =======   =======
Projected benefit obligation................................  $19,609   $21,438
Plan assets at fair value...................................   17,106    19,052
                                                              -------   -------
Projected benefit obligation in excess of plan assets.......   (2,503)   (2,386)
Unrecognized net loss.......................................    3,180     2,787
Unrecognized prior service cost.............................     (508)     (472)
Unrecognized net transition asset being recognized over
  approximately 15 years....................................     (312)     (270)
                                                              -------   -------
  Accrued pension cost recognized in the consolidated
     balance sheets.........................................  $  (143)  $  (341)
                                                              =======   =======

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

     The net periodic pension cost consisted of the following components for the years ended December 31, 1994, 1995, and 1996:

                                                           1994      1995      1996
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Service cost for benefits earned during the period......  $   826   $   732   $   993
Interest cost on projected benefit obligation...........      972     1,336     1,523
Actual (gain) loss on plan assets.......................       69    (2,522)   (2,226)
Net amortization and deferral of actuarial gains and
  losses................................................   (1,149)    1,169       713
                                                          -------   -------   -------
Net periodic pension cost...............................  $   718   $   715   $ 1,003
                                                          =======   =======   =======

     The following assumptions were used:

                                                              1994      1995      1996
                                                             -------   -------   -------
Weighted average discount rate.............................      8.5%      7.5%     7.75%
Increase in future compensation levels.....................  3.5-6.0   3.5-6.0   3.5-6.0
Expected long-term rate of return on assets -- United
  States...................................................     10.0      10.0      10.0
Expected long-term rate of return on assets -- Canada......      7.5       7.5       7.5

     At December 31, 1996, plan assets consisted primarily of U.S. and international corporate bonds and stocks, convertible equity securities, and U.S. and Canadian government securities.

     A substantial number of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense approximately $8,350,000, $10,916,000, and $11,444,000 for the years ended December 31, 1994, 1995, and
1996, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and are generally based on the number of man-hours worked.

401(K) PLAN

     The Company has a 401(k) plan covering all of its employees in the United States. Prior to July 1, 1993, the Company did not contribute to this plan; however, the Company did incur the cost of administering this plan. The Company's administrative expense for the 401(k) plan was approximately $221,000, $160,000, and $165,000 in fiscal years 1994, 1995, and 1996, respectively.
Beginning July 1, 1993, the Company contributes the lesser of 3% of participant wages or $1,000 per year for each nonbargaining unit participant of the plan.

     The Company contributed approximately $183,000, $225,000, and $225,000 to the plan during the years ended December 31, 1994, 1995, and 1996, respectively.

POSTRETIREMENT BENEFIT PLANS

     The Company provides certain health care and life insurance benefits for eligible employees who retired prior to July 1, 1993 and their dependents. Generally, the medical plan pays a stated percentage of most medical expenses reduced for any deductibles and payments by government programs or other group coverage. The life insurance plan pays a lump-sum death benefit based on the employee's salary at retirement. The plans are unfunded. Employees retiring after July 1, 1993 are not entitled to any postretirement medical or life insurance benefits.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

     The following table sets forth the status of the plan reconciled to the accrued postretirement benefit cost recognized in the Company's balance sheets at December 31, 1995 and 1996:

                                                               1995     1996
                                                              ------   ------
                                                              (IN THOUSANDS)
Accumulated postretirement benefit obligation, retirees.....  $4,111   $3,586
Unrecognized net gain (loss)................................    (155)     338
                                                              ------   ------
Accrued postretirement benefit cost.........................   3,956    3,924
Less current portion........................................    (258)    (303)
                                                              ------   ------
                                                              $3,698   $3,621
                                                              ======   ======

     Net periodic benefit cost for 1994, 1995, and 1996 included the following components:

                                                              1994   1995   1996
                                                              ----   ----   ----
                                                                (IN THOUSANDS)
Service cost of benefits earned.............................  $  0   $  0   $  0
Interest cost on accumulated postretirement benefit
  obligation................................................   325    308    260
                                                              ----   ----   ----
Net periodic postretirement benefit cost....................  $325   $308   $260
                                                              ====   ====   ====

     Assumptions used in the computation of the accumulated postretirement benefit obligation and net periodic benefit cost are as follows:

                                                              1994    1995    1 996
                                                              -----   -----   -----
Discount rate...............................................    8.5%    7.5%   7.75%
Initial health care cost trend rate.........................   12.5    11.0   10.25
Ultimate health care cost trend rate........................    5.5     5.5     5.5
Year ultimate health care cost trend rate reached...........   2003    2003    2003

     If the health care cost trend rate were increased 1%, the accumulated postretirement benefit obligation as of December 31, 1996 would have increased by approximately $177,000. The effect of this change on the periodic postretirement benefit cost for 1996 would be approximately $13,000.

     A substantial number of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer health and welfare benefit plans. The Company contributed and charged to expense approximately $11,700,000, $13,723,000, and $14,811,000 in 1994, 1995, and 1996, respectively, in connection with these plans. These required contributions are determined in accordance with the provisions of negotiated labor contracts and are for both active and retired employees.

8.  COMMITMENTS AND CONTINGENCIES

     The Company is involved in various litigation and environmental matters relating to employment practices, damages, and other matters arising from operations in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

     The Company has entered into employment agreements with certain executive officers of the Company. The agreements, which are substantially similar, provide for compensation to the officers in the form of annual base salaries and bonuses based on earnings. The employment agreements also provide for severance benefits upon the occurrence of certain events, including a change in control, as defined.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

9.  REVENUES FROM MAJOR CUSTOMERS

     Substantially all of the Company's trade receivables and revenues are realized through the automotive industry.

     In 1994, 1995, and 1996, approximately 77%, 80%, and 82%, respectively, of the Company's revenues were derived from three customers, one of which, Ford Motor Company ("Ford"), accounted for approximately 58%, 52%, and 53% of revenues, respectively.

     The Company had accounts receivable from Ford of approximately $8,081,000 and $8,964,000 at December 31, 1995 and 1996, respectively.

10.  INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in one industry segment: transporting automobiles and light trucks from manufacturing plants, ports, auctions, and railway distribution points to automotive dealerships. Prior to the acquisition of Auto Haulaway on October 31, 1994, the Company only operated in the United States. Auto Haulaway operates in Canada. Geographic financial information as of December 31, 1995 and 1996 and June 30, 1997 and for the years ended December 31, 1994, 1995, and 1996 and the six months ended June 30, 1996 and 1997 is as follows:

                                           DECEMBER 31,                 JUNE 30,
                                  ------------------------------   -------------------
                                    1994       1995       1996       1996       1997
                                  --------   --------   --------   --------   --------
                                                     (IN THOUSANDS)
Revenues:
  United States.................  $274,293   $258,038   $264,909   $133,841   $133,165
  Canada........................    22,943    123,426    127,638     66,724     75,804
                                  --------   --------   --------   --------   --------
                                  $297,236   $381,464   $392,547   $200,565   $208,969
                                  ========   ========   ========   ========   ========
Operating income (loss):
  United States.................  $ 27,141   $ 19,821   $ 19,129   $  9,143   $  7,678
  Canada........................     1,590      1,100       (534)     1,912      3,772
                                  --------   --------   --------   --------   --------
                                  $ 28,731   $ 20,921   $ 18,595   $ 11,055   $ 11,450
                                  ========   ========   ========   ========   ========

                                                         DECEMBER 31,
                                                      -------------------   JUNE 30,
                                                        1995       1996       1997
                                                      --------   --------   --------
                                                              (IN THOUSANDS)
Identifiable assets:
  United States.....................................  $136,948   $133,618   $152,734
  Canada............................................    77,738     77,465     75,960
                                                      --------   --------   --------
                                                      $214,686   $211,083   $228,694
                                                      ========   ========   ========

11.  STOCKHOLDERS' EQUITY

     The Company has authorized 5,000,000 shares of preferred stock with no par value. No shares have been issued, and therefore, there were no shares outstanding at December 31, 1995 and 1996. The board of directors has the authority to issue these shares and to fix dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions.

     In addition, the Company adopted a long-term incentive plan which allows the issuance of grants or awards of incentive stock options, restricted stock, stock appreciation rights, performance units, and performance shares to employees and directors of the Company to acquire up to 400,000 shares of the Company's common stock.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

     During December 1996, the Company granted 85,000 shares of restricted stock to certain employees of the Company. In connection with the award of the restricted stock, the Company recorded $680,000 of unearned compensation in the accompanying balance sheets which will be amortized over five years, the vesting period of the restricted stock.

     In addition, the Company has granted nonqualified stock options under the long-term incentive plan. Options granted become exercisable after one year in 20% or 33 1/3% increments per year and expire ten years from the date of the grant.

     No restricted stock or stock options were issued during the six months ended June 30, 1997.

                                                                                     WEIGHTED
                                                                                      AVERAGE
                                                                      OPTION PRICE   EXERCISE
                                                            SHARES    (PER SHARE)      PRICE
                                                           --------   ------------   ---------
Outstanding as of January 1, 1995........................     8,550   $      11.75    $11.75
  Granted................................................   128,500           9.50      9.50
  Exercised..............................................         0            N/A       N/A
  Lapsed.................................................         0            N/A       N/A
                                                           --------   ------------    ------
Outstanding as of December 31, 1995......................   137,050   $9.50-$11.75    $ 9.64
  Granted................................................    34,000           9.00      9.00
  Exercised..............................................         0            N/A       N/A
  Lapsed.................................................         0            N/A       N/A
                                                           --------   ------------    ------
Outstanding as of December 31, 1996......................   171,050   $9.00-$11.75    $ 9.51
                                                           ========   ============    ======

                                                                 1995        1996
                                                              ----------   --------
Options exercisable at year-end.............................       2,850     41,867
Weighted average exercise price of options exercisable at
  year-end..................................................  $    11.75   $   9.81
Weighted average grant-date fair value of options granted
  during the year...........................................  $1,220,750   $306,000

     The weighted average remaining contractual life of options outstanding at December 31, 1996 was 9.2 years.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the long-term incentive plan. If the Company had elected to recognize compensation cost for the long-term incentive plan based on the fair value at the grant dates for awards under the plan, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below at December 31, 1995 and 1996:

                                                               1995       1996
                                                              ------     ------
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                    DATA)
Net income:
  As reported...............................................  $6,146     $3,986
  Pro forma.................................................   6,136      3,844
Earnings per share:
  As reported...............................................  $ 0.80     $ 0.52
  Pro forma.................................................    0.79       0.50

     The fair value of the Company's stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES
option pricing model with the following weighted average assumptions for 1995 and 1996: dividend yield of 0%, expected volatility of 34%, a risk-free interest rate of 5.7%, and an expected holding period of five years.

12.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                       1995
                                                      ---------------------------------------
                                                       FIRST      SECOND     THIRD    FOURTH
                                                      --------   --------   -------   -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE
                                                                     AMOUNTS)
Revenues............................................  $101,062   $102,252   $82,192   $95,958
Operating income....................................     6,265      7,617       632     6,407
Net income (loss)...................................     2,063      2,848    (1,182)    2,417
Net income (loss) per share.........................  $   0.27   $   0.37   $ (0.15)  $  0.31
Average shares outstanding..........................     7,725      7,725     7,725     7,725
Stock prices:
  High..............................................  $ 12.500   $ 11.000   $11.750   $10.000
  Low...............................................     9.750      8.500     7.250     7.375

                                                                        1996
                                                      ----------------------------------------
                                                      FIRST(1)    SECOND     THIRD     FOURTH
                                                      --------   --------   -------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues............................................  $93,396    $107,169   $87,609   $104,373
Operating income....................................    3,090       7,965       987      6,553
Income (loss) before extraordinary item(1)..........      360       3,098      (936)     2,399
Income (loss) per share before extraordinary
  item(1)...........................................     0.05        0.40     (0.12)      0.31
Net income (loss)...................................     (575)      3,098      (936)     2,399
Net income (loss) per share.........................  $ (0.07)   $   0.40   $ (0.12)  $   0.31
Average shares outstanding..........................    7,725       7,725     7,725      7,725
Stock prices:
  High..............................................  $ 9.875    $ 10.500   $10.625   $ 10.500
  Low...............................................    7.750       7.750     8.375      7.000

                                                                     1997
                                                              ------------------
                                                               FIRST     SECOND
                                                              -------   --------
                                                                (IN THOUSANDS,
                                                                    EXCEPT
                                                              PER SHARE AMOUNTS)
Revenues....................................................  $96,393   $112,576
Operating income............................................    2,806      8,644
Net income..................................................      198      3,513
Net income per share........................................  $  0.03   $   0.45
Average shares outstanding..................................    7,725      7,725
Stock prices:
  High......................................................  $ 8.250   $ 11.125
  Low.......................................................    6.250      5.500

---------------

(1) During the first quarter of 1996, the Company recorded an extraordinary loss on extinguishment of debt of approximately $935,000, net of taxes.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

13.  SUBSEQUENT EVENTS

KAR-TAINER INTERNATIONAL LIMITED ("KAR-TAINER")

     In April 1997, the Company completed the acquisition of the stock of Kar-Tainer for approximately $13,100,000 and Kar-Tainer became a wholly-owned subsidiary of Axis Group. Kar-Tainer, with offices in Bermuda, United States, London and South Africa, is a leader in the containerized shipping of vehicles. As a result of the acquisition of Kar-Tainer, the Company recorded goodwill of approximately $12,677,000 which will be amortized over 30 years.

RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND RC MANAGEMENT CORP. (COLLECTIVELY, "RYDER")

     On September 30, 1997, the Company completed the acquisition of Ryder from Ryder System, Inc. ("Ryder System") for approximately $114,500,000 in cash (the "Acquisition"). The Company believes that the Acquisition is consistent with the Company's growth strategy to increase its market share of the North American automotive carrier industry while expanding its range of services and capabilities.

     The Acquisition has been accounted for under the purchase method, and, accordingly, the results of operations for Ryder will be included with those of the Company for periods subsequent to the date of the Acquisition.

SENIOR NOTE OFFERING

     On September 30, 1997, the Company issued and sold $150,000,000 of 8 5/8% senior notes (the "Notes") through a private placement. The Company raised approximately $144,650,000, net of discounts and expenses, through the issuance of the Notes. The net proceeds from the Notes were used to fund the Acquisition, pay related fees and expenses, and reduce amounts owed on outstanding Company debt. The Company's obligations under the Notes are guaranteed by substantially all of the subsidiaries of the Company (the "Guarantors"). Separate financial statements of the Guarantors are not provided herein as (i) the Guarantors are jointly and severally liable for the Company's obligations under the Notes, (ii) the subsidiaries which are not Guarantors are inconsequential to the consolidated operations of the Company and its subsidiaries and (iii) the net assets and earnings of the Guarantors are substantially equivalent to the net assets and earnings of the consolidated entity as reflected in these consolidated financial statements.

PRO FORMA INFORMATION

     The unaudited pro forma combined information below presents the combined results of operations as if the Acquisition and the Note offering had occurred on January 1, 1996 and balance sheet information as if the Acquisition and the Note offering had occurred as of June 30, 1997. The unaudited pro forma combined information, based upon the historical consolidated financial statements of the Company and Ryder, assumes an acquisition cost of approximately $114,500,000 and further assumes that an estimated $56,605,000 excess of acquisition cost over the net value of Ryder's tangible assets is allocated to goodwill with a useful life of 40 years.

     The unaudited pro forma combined information is not necessarily indicative of the results of operations of the combined company had the acquisition occurred on January 1, 1996 or financial position had the acquisition occurred on June 30, 1997, nor is it necessarily indicative of future results or financial position.

                     ALLIED HOLDINGS, INC. AND SUBSIDIARIES

     The following proforma data is unaudited and is in thousands except per share data.

                                                               YEAR ENDED      SIX MONTHS
                                                              DECEMBER 31,   ENDED JUNE 30,
                                                                  1996            1997
                                                              ------------   --------------
Statement of Income Data:
  Revenues..................................................    $960,661        $524,665
  Net income before extraordinary item......................       5,674          10,097
  Earnings per share........................................        0.73            1.31

                                                                                JUNE 30,
                                                                                  1997
                                                                                --------
Balance Sheet Data:
  Total Assets..............................................                    $540,000
  Borrowings................................................                     231,789
  Stockholders' equity......................................                      60,157

NEW CREDIT FACILITY

     Concurrent with the closing of the Note offering, the Company closed on a new credit facility (the "New Credit Facility") which allows the Company to borrow under a revolving line of credit, and issue letters of credit, up to the lesser of $230,000,000 or a borrowing base amount (as defined in the New Credit Facility) that is determined based on a defined percentage of the Company's accounts receivable and equipment. The New Credit Facility matures in 2002, and the annual commitment fees are due on the undrawn portion of the commitment over the agreement period. The interest rate for the New Credit Facility is, at the Company's option, either (i) the bank's Base Rate, as defined, or (ii) the bank's Eurodollar rate, as defined, as determined at the date of the borrowing, plus an applicable margin. The Company has the right to repay the outstanding debt under the New Credit Facility, in whole or in part, without penalty or premium subject to a limitation that prepayment of Eurodollar rate loans are subject to a breakage penalty if prepaid other than on the last day of the applicable interest period. The Company is subject to mandatory prepayment with a defined percentage of net proceeds from certain asset sales, new debt offerings, and new equity offerings. The revolving line of credit allows the Company to repay and reborrow so long as there is no event of default.

     Borrowings under the New Credit Facility are secured by a first priority security interest on assets of the Company and certain of its subsidiaries other than real estate but including a pledge of stock of certain subsidiaries. In addition, the Guarantors of the Notes are also Guarantors of the New Credit Facility.

     The New Credit Facility sets forth a number of affirmative, negative, and financial covenants binding on the Company. The negative covenants limit the ability of the Company to, among other things, incur debt, incur liens, make investments, make dividend or other distributions, or enter into any merger or other consolidation transaction. The financial covenants include the maintenance of a minimum consolidated tangible net worth, compliance with a leverage ratio and a coverage ratio, and limitations on capital expenditures.

THE OFFERING

     The Company plans to proceed with the Offering as described elsewhere in this Prospectus with the anticipation of raising approximately $37.7 million in capital, net of underwriting discounts and estimated expenses. The Company anticipates using the net proceeds to pay off the Subordinated Notes (Note 6). There can be no assurance that the Offering can be completed at the anticipated price, or at all. There are significant potential risks associated with the purchase of shares in the Offering. See "Risk Factors" elsewhere in this Prospectus related to the proposed Offering for a discussion of these risks.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder of
Ryder Automotive Carrier Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Ryder Automotive Carrier Services, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, cash flows and shareholder's equity for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryder Automotive Carrier Services, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Miami, Florida
February 28, 1997

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                DECEMBER 31,
                                                             -------------------    JUNE 30,
                                                               1995       1996        1997
                                                             --------   --------   -----------
                                                                                   (UNAUDITED)
                                            ASSETS
Current assets:
  Cash.....................................................  $  4,558   $  1,441    $  6,047
  Receivables, net.........................................    43,945     39,404      46,396
  Inventories..............................................    11,012      4,594       3,624
  Deferred income taxes....................................     5,653      7,620       6,509
  Prepaid expenses and other current assets................    13,768     12,813      13,928
                                                             --------   --------    --------
          Total current assets.............................    78,936     65,872      76,504
Revenue earning equipment, net.............................   137,967    142,535     134,493
Operating property and equipment, net......................    37,326     28,641      26,806
Goodwill...................................................    40,113     43,266      42,550
Other assets...............................................    11,955     13,200      10,862
                                                             --------   --------    --------
          Total Assets.....................................  $306,297   $293,514    $291,215
                                                             ========   ========    ========

                             LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable.........................................  $ 25,531   $ 22,700    $ 21,246
  Accrued expenses and other current liabilities...........    53,116     59,452      57,657
                                                             --------   --------    --------
          Total current liabilities........................    78,647     82,152      78,903
                                                             --------   --------    --------
Deferred income taxes......................................    28,685     26,992      26,300
Other non-current liabilities..............................    15,924     19,574      20,773
Advances (to) from Ryder...................................     2,692     (2,154)        647
Shareholder's equity:
  Common stock and additional paid-in capital, $1 par
     value, 7,500 shares authorized, 1,000 shares issued
     and outstanding.......................................   157,335    157,384     157,384
  Retained earnings........................................    25,074     11,640       9,314
  Translation adjustment...................................    (2,060)    (2,074)     (2,106)
                                                             --------   --------    --------
          Total shareholder's equity.......................   180,349    166,950     164,592
                                                             --------   --------    --------
          Total Liabilities and Shareholder's Equity.......  $306,297   $293,514    $291,215
                                                             ========   ========    ========

          See accompanying notes to consolidated financial statements.

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                            SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            JUNE 30,
                                          ------------------------------   -------------------
                                            1994       1995       1996       1996       1997
                                          --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
Revenue.................................  $645,402   $594,446   $583,292   $297,945   $315,156
                                          --------   --------   --------   --------   --------
Operating Expense:
  Salaries, wages and benefits..........   321,363    293,145    301,276    153,981    166,290
  Operating supplies and expenses.......    99,569     90,331     95,178     49,437     46,146
  Purchased transportation..............    61,988     63,596     62,670     30,853     38,080
  Insurance and claims..................    28,384     28,143     37,569     15,754     14,388
  Depreciation and amortization.........    37,262     40,700     38,838     20,608     19,818
  Rent expense..........................     2,525      2,914      3,291      1,633      1,470
  Communications and utilities..........     4,651      4,934      5,727      2,823      3,344
  Operating taxes and licenses..........    27,247     24,715     23,976     12,444     11,136
  Restructuring charges.................        --         --     18,328      4,174         --
  Other operating expense...............    12,563      9,730     13,628      5,616      4,643
                                          --------   --------   --------   --------   --------
          Total operating expense.......   595,552    558,208    600,481    297,323    305,315
                                          --------   --------   --------   --------   --------
          Operating income (loss).......    49,850     36,238    (17,189)       622      9,841
                                          --------   --------   --------   --------   --------
Other Income:
  Miscellaneous income, net.............       310      4,504      2,470      1,269        738
  Interest income (expense).............       (82)     2,402         29        697        894
                                          --------   --------   --------   --------   --------
                                               228      6,906      2,499      1,966      1,632
                                          --------   --------   --------   --------   --------
Earnings (Loss) Before Income Taxes.....    50,078     43,144    (14,690)     2,588     11,473
Provision (Benefit) For Income Taxes....    20,428     17,777     (1,256)     1,163      3,818
                                          --------   --------   --------   --------   --------
Net Earnings (Loss).....................  $ 29,650   $ 25,367   $(13,434)  $  1,425   $  7,655
                                          ========   ========   ========   ========   ========

          See accompanying notes to consolidated financial statements.

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
                                 (IN THOUSANDS)

                                                    COMMON
                                                     STOCK
                                                      AND
                                                  ADDITIONAL      RETAINED   TRANSLATION
                                                PAID-IN CAPITAL   EARNINGS   ADJUSTMENT     TOTAL
                                                ---------------   --------   -----------   --------
At December 31, 1993..........................     $139,640       $ 24,794    $ (1,744)    $162,690
  Net earnings................................           --         29,650          --       29,650
  Dividend....................................      (13,229)       (53,057)         --      (66,286)
  Currency adjustment.........................           --             --        (558)        (558)
                                                   --------       --------    --------     --------
At December 31, 1994..........................      126,411          1,387      (2,302)     125,496
  Net earnings................................           --         25,367          --       25,367
  Dividend....................................           --         (1,680)         --       (1,680)
  Capital contribution........................       30,924             --          --       30,924
  Currency adjustment.........................           --             --         242          242
                                                   --------       --------    --------     --------
At December 31, 1995..........................      157,335         25,074      (2,060)     180,349
  Net loss....................................           --        (13,434)         --      (13,434)
  Capital contribution........................           49             --          --           49
  Currency adjustment.........................           --             --         (14)         (14)
                                                   --------       --------    --------     --------
At December 31, 1996..........................      157,384         11,640      (2,074)     166,950
  Net earnings................................           --          7,655          --        7,655
  Dividend....................................           --         (9,981)         --       (9,981)
  Currency adjustment.........................           --             --         (32)         (32)
                                                   --------       --------    --------     --------
At June 30, 1997 (unaudited)..................     $157,384       $  9,314    $ (2,106)    $164,592
                                                   ========       ========    ========     ========

          See accompanying notes to consolidated financial statements.

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                            SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            JUNE 30,
                                          ------------------------------   -------------------
                                            1994       1995       1996       1996       1997
                                          --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss)...................  $ 29,650   $ 25,367   $(13,434)  $  1,425   $  7,655
  Depreciation and amortization.........    37,262     40,700     38,838     20,608     19,818
  Deferred income tax expense
     (benefit)..........................       (89)     2,861        362        257        324
  Decrease (increase) in receivables....     6,158     (2,334)     4,541    (12,876)    (6,992)
  Decrease (increase) in inventories....    (2,912)    (2,722)     6,418      4,190        970
  Decrease (increase) in prepaid and
     other current assets...............    (4,267)      (600)       955     (1,083)    (1,115)
  Increase (decrease) in accounts
     payable............................    13,185    (18,610)    (2,831)    (1,162)    (1,454)
  Increase (decrease) in accrued
     expenses and other liabilities.....    (5,651)    (9,250)     6,336    (10,556)    (1,795)
  Increase in other non-current
     liabilities........................     3,157      8,912      3,650    (12,135)     1,199
  Other, net............................    (1,826)    (6,173)     2,005      2,636      1,910
                                          --------   --------   --------   --------   --------
                                            74,667     38,151     46,840     (8,696)    20,520
Cash flows from investing activities:
  Purchases of property and revenue
     earning equipment..................   (43,789)   (64,563)   (45,222)   (20,420)   (10,035)
  Sales of property and revenue earning
     equipment..........................     3,103     11,910     10,011      5,112      1,996
  Other, net............................     2,609     (5,606)     1,926       (637)      (663)
                                          --------   --------   --------   --------   --------
                                           (38,077)   (58,259)   (33,285)   (15,945)    (8,702)
Cash flows from financing activities:
  Net increase (decrease) in advances
     from Ryder.........................    29,163     (8,951)   (16,721)    23,814      2,769
  Dividends.............................   (66,286)    (1,680)        --         --     (9,981)
  Capital contributions.................        --     30,924         49         --         --
                                          --------   --------   --------   --------   --------
                                           (37,123)    20,293    (16,672)    23,814     (7,212)
                                          --------   --------   --------   --------   --------
Increase (decrease) in cash.............      (533)       185     (3,117)      (827)     4,606
  Cash at beginning of period...........     4,906      4,373      4,558      4,558      1,441
                                          --------   --------   --------   --------   --------
Cash at end of period...................  $  4,373   $  4,558   $  1,441   $  3,731   $  6,047
                                          ========   ========   ========   ========   ========
Summary of Noncash Activities:
  Contribution of goodwill from Ryder...  $     --   $     --   $  7,853   $  7,853   $     --
  Increase in advances from Ryder.......        --         --      7,853      7,853         --

          See accompanying notes to consolidated financial statements.

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization. Ryder Automotive Carrier Services, Inc. ("RACS"), a Florida corporation and a wholly-owned subsidiary of Ryder System, Inc. ("Ryder"), is a holding company which operates through its wholly-owned subsidiaries. The principal subsidiaries of RACS are Ryder Automotive Operations, Inc. ("RAOI"), MCL Ryder Transport, Inc. ("MCL"), a Canadian corporation, QAT, Inc. ("QAT") and Blazer Truck Lines, Inc. (Blazer). RAOI is principally comprised of Commercial Carriers, Inc. ("CCI"), Ryder Freight Broker, Inc. and F. J. Boutell Driveaway Co., Inc. ("Boutell"). CCI, Boutell, QAT and MCL are engaged in the business of transporting automobiles and light and medium-duty trucks from manufacturing plants, ports and railway distribution points to other distribution points and automobile dealers. CCI also manufacturers equipment for RACS's use in the transportation and delivery of automobiles and trucks. Blazer provided inbound logistics to the automobile industry and was sold on February 28, 1997 (see Note
19).

     Basis of Presentation. The accompanying consolidated financial statements include the operations, assets and liabilities of Ryder Automotive Carrier Services, Inc. and subsidiaries (the "Company"). The financial statements do not include assets and liabilities of Ryder not specifically identifiable to the Company. Reserves for workers' compensation claims, postretirement benefits other than pensions, auto and general liability claims which are from $500,000 to $1,000,000 per occurrence and medical and dental claims are maintained by Ryder. The financial information included herein is not necessarily indicative of the financial position and results of operations or cash flows that would have occurred had the Company been an independent stand-alone entity during the periods presented, nor is it necessarily indicative of future results of the Company. All significant intercompany accounts and transactions have been eliminated.

     Revenue Recognition. Revenue is recorded by the Company when the vehicles are dispatched to the dealerships and other distribution points. Estimated direct costs to complete delivery of freight in-transit are accrued. All other expenses are recognized as incurred.

     Receivables. Receivables consist primarily of trade receivables resulting from vehicle shipments. Receivables are reduced by amounts considered by management to be uncollectible based on historical loss experience and review of the current status of existing receivables.

     Inventories. Inventories consist primarily of parts, materials and fuel as well as inventory related to the manufacturing of trailers and headramps. Inventories are stated at the lower of cost or market.

     Tires in Service. The Company allocates a portion of the acquisition costs of tractors and trailers to tires in service and amortizes this amount on a straight-line basis over seven years. The cost of replacement tires and tire repairs are expensed when incurred.

     Revenue Earning Equipment, Operating Property and Equipment and Depreciation. Revenue earning equipment, principally tractors and trailers, and operating property and equipment are stated at cost. Provision for depreciation is computed using the straight-line method on all depreciable assets. Annual straight-line depreciation rates are 14% for revenue earning equipment, 3% to 10% for buildings and improvements and 14% to 20% for furniture, fixtures and equipment. Effective January 1, 1995, the estimated residual values used to calculate the provision for depreciation on certain types of revenue earning equipment were changed to reflect recent experience. As a result of this change, depreciation expense was decreased by $2.2 million and $1.2 million for the years ended December 31, 1995 and 1996, respectively.

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES

     Gains on sales of revenue earning equipment, net of vehicle disposition costs, are reported as reductions of other operating expense and totaled $0.8 million, $2.6 million and $0.1 million for the years ended December 31, 1994, 1995 and 1996, respectively, and $0.1 million for each of the six month periods ended June 30, 1996 and 1997. Gains on sales of operating property and equipment are also reflected in other operating expense.

     Goodwill. Goodwill is amortized on a straight-line basis over 40 years. Amortization (included in depreciation and amortization expense) amounted to approximately $1.3 million for each of the years in the three-year period ended December 31, 1996. Accumulated amortization was approximately $11.5 million at December 31, 1995 and 1996, respectively. During 1996, Ryder contributed $7.9 million in goodwill to the Company for acquisitions made in prior years.

     Impairment of Long-Lived Assets. Long-lived assets, including goodwill, used in the Company's operations are reviewed for impairment when circumstances indicate that the carrying amount of an asset may not be recoverable. The primary indicators of recoverability are the associated current and forecasted undiscounted operating cash flows. If management has made a decision to dispose of an asset or a group of assets, those assets are reported at the lower of carrying amount or the estimated fair value less costs to sell.

     Accrued Insurance and Loss Reserves. The Company participates in Ryder's overall risk management programs for vehicle and general liability, workers' compensation, property (including cargo) and other. The major programs are summarized as follows:

          Vehicle and general liability -- The Company has recorded reserves which reflect the Company's portion of the undiscounted estimated liabilities up to $500,000 per occurrence (plus allocated loss adjustment expense) and an estimate of claims incurred but not reported. For exposures from $500,000 to $1 million per occurrence, the Company is charged a premium by Ryder based on the Company's loss experience and the related liability is retained by Ryder. Costs associated with insurance premiums to third party insurance companies for coverage in excess of $1 million are charged by Ryder to the Company based on the Company's pro rata share of Ryder's revenue.

          Workers' compensation -- Ryder has recorded reserves which reflect the Company's portion of the undiscounted estimated workers' compensation liabilities up to $1 million per injury (plus allocated loss adjustment expense) and an estimate of claims incurred but not reported. The Company is billed by Ryder based on actuarial projections of expected losses. For losses in excess of $1 million per injury, Ryder has third party insurance coverage, the cost of which is charged by Ryder to the Company based on the Company's proportionate share of losses up to $1 million. At December 31, 1995 and 1996 and June 30, 1997 the workers' compensation reserves maintained by Ryder on the Company's behalf were $58.3 million, $47.1 million, and $46.2 million, respectively.

          Property, including cargo -- The Company has recorded reserves for estimated damages to transported vehicles. The accruals for these claims include both reported claims and an estimate of claims incurred but not reported for amounts up to $50,000 per occurrence. Damages in excess of $50,000 per occurrence are insured by a third party insurance company.

     Such liabilities, whether recorded as a liability by Ryder or the Company, are necessarily based on estimates and, while management believes that the amounts are adequate, there can be no assurance that changes to management's estimates may not occur due to limitations inherent in the estimation process. Changes in the estimates of these reserves are charged or credited to income in the period determined. For reserves recorded by the Company, amounts estimated to be paid within

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES one year have been classified as accrued expenses with the remainder included in other non-current liabilities.

     Income Taxes. The Company has been included in consolidated income tax filings of Ryder for Federal and state income tax purposes. However, the income tax provisions included in the accompanying Consolidated Financial Statements have been determined as if the Company was an independent stand-alone entity filing separate income tax returns.

     Deferred taxes are provided using the asset and liability method for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax balances are adjusted for any tax law changes in the periods that include the enactment date of such changes. See Note 12.

     Foreign Currency Translation. The Company's Canadian operations use the local currency as their functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect on the balance sheet date. Items included in the Statements of Operations are translated at the average exchange rates for the year. The impact of currency fluctuation is included in shareholder's equity as a translation adjustment.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Interim Unaudited Data for the Six Months Ended June 30, 1996 and 1997. In the opinion of management, the unaudited consolidated financial statements contain all of the normal and recurring adjustments necessary to present fairly the consolidated financial position of the Company at June 30, 1997 and the consolidated results of operations and cash flows of the Company for the six months ended June 30, 1996 and 1997.

NOTE 2.  TRANSACTIONS WITH RYDER

     Certain Ryder branch locations provide fuel, vehicle repairs and maintenance services to the Company. Rates charged to the Company for these items approximate rates charged to significant Ryder customers for similar items and reflect the cost plus a mark-up.

     The Company participates in Ryder's combined risk management programs for vehicle and general liability, workers' compensation liability and property losses and Ryder processes claims related to vehicle and general liability and workers' compensation. The Company also participates in Ryder's medical and dental, postretirement and savings plans. See Notes 14 and 15.

     Ryder provides various general and administrative services to the Company including treasury, legal, human resources, accounting and others. Costs for these services are charged to the Company through a management fee, which is based on the Company's equity and revenue levels.

     The Company's cash and financing needs are managed by Ryder. The accompanying Consolidated Balance Sheets do not include Ryder's general corporate debt, which is used to finance the operations of all of Ryder's business units. However, Ryder allocates its corporate interest expense to each business unit based upon a target debt to equity ratio. The Company's shareholder's equity in the Consolidated Balance Sheets has been periodically adjusted to effect this target debt to equity ratio. Interest expense charged (or credited) to the Company by Ryder is principally based upon the interest cost incurred by Ryder for certain of its indebtedness.

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES

     Management believes the methods used to determine intercompany charges and cost allocations are reasonable, however, such costs may not be representative of those which would be incurred if the Company operated as an independent stand-alone entity.

     Amounts charged and allocated by Ryder and its subsidiaries to the Company for the above expense items are summarized in the following table:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1994      1995      1996
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Operating expense:
  Salaries, wages and benefits:
     Medical and dental.................................  $ 3,653   $ 2,589   $ 2,615
     Postretirement.....................................    1,305     1,139     2,536
     Savings plan.......................................      277       368       402
     Other..............................................    1,306       117       118
  Operating supplies and expense:
     Fuel, repairs and maintenance......................   23,700    19,094    21,459
  Insurance and claims..................................   24,674    18,754    22,823
  Other operating expense:
     General and administrative expense.................      721       432     1,542
     Management fees....................................    3,370     3,258     3,098
Interest income (expense)...............................      858      (511)     (252)

NOTE 3.  RESTRUCTURING AND OTHER CHARGES

     During 1996, the Company implemented several restructuring initiatives in an effort to reduce costs, improve profitability and align the organizational structure with the strategic direction of the Company. As a result of the initiatives, the Company recorded pretax charges in 1996 of $18.3 million which included restructuring costs of $5.5 million, early retirement costs of $4.2 million, asset write-downs of $6.0 million and other charges of $2.6 million. The charges reduced net income by $14.4 million. The pre tax charge of $4.2 million related to early retirement costs is included in the results of operations for the six month period ended June 30, 1996.

     The Company's pretax charges included $8.0 million in employee-related costs, which were primarily related to the planned elimination of approximately 140 positions. This amount included $4.2 million for approximately 60 employees who retired pursuant to a voluntary early retirement program. The headcount reductions resulted from consolidating and reorganizing corporate and field operations and affected employee groups across all levels of the Company. Nearly 50% and 65% of the separations occurred by December 31, 1996 and June 30, 1997, respectively, with the remaining separations expected to be completed by the end of 1997.

     The Company recorded $7.7 million in estimated closure costs, including asset write-downs of $6.0 million relating to both anticipated property sales and the anticipated sale of Blazer Truck Lines, Inc. (See Note 19). The Company also incurred $2.6 million of other costs, including employee relocation relating to the implementation of the restructuring.

     Management believes that the remaining restructuring liabilities of approximately $6.0 million and $2.0 million at December 31, 1996 and June 30, 1997, respectively, are adequate to complete its plans and that the liabilities will be substantially paid by the end of 1997. The additional pension and postretirement liabilities will be paid in accordance with the provisions of the existing plans. As

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES a result of these actions, and prior to considering the effect of the sale of the Company discussed in Note 20, earnings are ultimately expected to be benefited by approximately $9.0 million annually.

NOTE 4.  RECEIVABLES

                                                                DECEMBER 31,
                                                              -----------------   JUNE 30,
                                                               1995      1996       1997
                                                              -------   -------   --------
                                                                     (IN THOUSANDS)
Trade accounts receivable...................................  $36,152   $35,706    $39,496
Current portion of owner-operator notes receivable..........    1,813     2,932      3,097
Other receivables...........................................    6,158     1,507      4,538
                                                              -------   -------    -------
                                                               44,123    40,145     47,131
Allowance for doubtful accounts.............................     (178)     (741)      (735)
                                                              -------   -------    -------
                                                              $43,945   $39,404    $46,396
                                                              =======   =======    =======

     No bad debt expense was recorded for the year ended December 31, 1994. Bad debt expense totaled $0.1 million and $0.6 million for the years ended December 31, 1995 and 1996, respectively.

NOTE 5.  INVENTORIES

                                                                DECEMBER 31,
                                                              -----------------
                                                               1995      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Trailer manufacturing inventory.............................  $ 9,499   $ 3,149
Parts, materials and fuel...................................    1,513     1,445
                                                              -------   -------
                                                              $11,012   $ 4,594
                                                              =======   =======

NOTE 6.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                                DECEMBER 31,
                                                              -----------------
                                                               1995      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Prepaid pension.............................................  $ 5,876   $ 5,457
Tires in service............................................    4,037     3,944
Licenses and permits........................................    1,706     1,410
Operating taxes.............................................    1,002       882
Other.......................................................    1,147     1,120
                                                              -------   -------
                                                              $13,768   $12,813
                                                              =======   =======

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES

NOTE 7.  REVENUE EARNING EQUIPMENT, NET

                                                                 DECEMBER 31,
                                                              -------------------   JUNE 30,
                                                                1995       1996       1997
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Tractors....................................................  $226,505   $226,941   $225,944
Trailers....................................................   142,858    150,453    147,998
Other.......................................................       966        279      1,349
                                                              --------   --------   --------
                                                               370,329    377,673    375,291
Accumulated depreciation....................................  (232,362)  (235,138)  (240,798)
                                                              --------   --------   --------
                                                              $137,967   $142,535   $134,493
                                                              ========   ========   ========

NOTE 8.  OPERATING PROPERTY AND EQUIPMENT, NET

                                                                DECEMBER 31,
                                                              -----------------
                                                               1995      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Buildings and improvements..................................  $43,316   $37,227
Furniture, fixtures and equipment...........................   20,265    20,455
Land........................................................   12,265     8,866
Service vehicles and other..................................    6,653     3,513
                                                              -------   -------
                                                               82,499    70,061
Accumulated depreciation....................................  (45,173)  (41,420)
                                                              -------   -------
                                                              $37,326   $28,641
                                                              =======   =======

NOTE 9.  OTHER ASSETS

                                                                DECEMBER 31,
                                                              -----------------
                                                               1995      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Long-term portion of owner-operator notes receivable........  $ 4,035   $ 6,322
Long-term portion of property notes receivable..............    2,871     2,173
Properties held for sale....................................    4,845     4,518
Other.......................................................      204       187
                                                              -------   -------
                                                              $11,955   $13,200
                                                              =======   =======

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES

NOTE 10.  ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                DECEMBER 31,
                                                              -----------------
                                                               1995      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Vehicle and general liability reserves......................  $20,207   $26,552
Salaries and wages..........................................   22,760    21,805
Employee benefits...........................................    9,448     6,708
Cargo liability reserves....................................    5,910     5,782
Operating taxes.............................................    4,255     4,140
Environmental liabilities...................................      543     1,198
Other, including restructuring..............................    5,917    12,841
                                                              -------   -------
                                                               69,040    79,026
Non-current portion.........................................  (15,924)  (19,574)
                                                              -------   -------
Accrued expenses and other liabilities......................  $53,116   $59,452
                                                              =======   =======

     During 1995 and 1996, the Company released employee benefit reserves of $9.9 million and $0.8 million, respectively, related to prior year FICA taxes.

NOTE 11.  LEASES

     The Company leases offices and office equipment under operating lease agreements. During 1994, 1995 and 1996, rent expense was $3.3 million, $3.2 million and $2.8 million, respectively. Future minimum payments for operating leases in effect at December 31, 1996 are as follows (in thousands):


1997........................................................  $  891
1998........................................................     893
1999........................................................     847
2000........................................................     766
2001........................................................     732
Thereafter..................................................   3,063
                                                              ------
                                                              $7,192
                                                              ======

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES

NOTE 12.  INCOME TAXES

     The provision (benefit) for income taxes included the following components:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1994      1995      1996
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Current tax expense (benefit):
  Federal...............................................  $18,188   $13,469   $(1,214)
  State.................................................    2,472     1,288      (404)
  Foreign...............................................     (143)      159        --
                                                          -------   -------   -------
                                                           20,517    14,916    (1,618)
                                                          -------   -------   -------
Deferred tax expense (benefit):
  Federal...............................................     (621)    1,517        68
  State.................................................      355     1,321       334
  Foreign...............................................      177        23       (40)
                                                          -------   -------   -------
                                                              (89)    2,861       362
                                                          -------   -------   -------
Provision (benefit) for income taxes....................  $20,428   $17,777   $(1,256)
                                                          =======   =======   =======

     A reconciliation of the Federal statutory tax rate with the effective tax rate follows:

                                                               % OF PRETAX INCOME
                                                              ---------------------
                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              1994    1995    1996
                                                              -----   -----   -----
Statutory tax rate..........................................   35.0    35.0   (35.0)
Impact on deferred taxes for changes in tax rates...........    0.6      --      --
State income taxes, net of Federal income tax benefit.......    3.1     4.0    (0.3)
Amortization of goodwill....................................    0.9     1.0     3.1
Restructuring and other charges.............................     --      --    19.1
Miscellaneous items, net....................................    1.2     1.2     4.5
                                                              -----   -----   -----
Effective tax rate..........................................   40.8    41.2    (8.6)
                                                              =====   =====   =====

     The lower 1996 effective tax rate is primarily due to the permanent differences associated with the charge for restructuring and other items. Additionally, lower income before taxes increased the rate impact of normal, recurring permanent differences.

     As described in Note 1, the Company was wholly-owned by Ryder for all of the periods presented in the accompanying Consolidated Financial Statements. The deferred tax assets and liabilities shown below have been determined as though the Company was a separate company and

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES not part of Ryder's consolidated Federal income tax returns. The components of the net deferred income tax liability were as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1995       1996
                                                              --------   --------
                                                                (IN THOUSANDS)
Deferred income tax assets:
  Accrued insurance and loss reserves.......................  $  9,761   $ 11,091
  Accrued compensation and benefits.........................     4,027      3,733
  Restructuring and other charges...........................        --      1,622
  Miscellaneous accruals and other..........................     3,656      6,256
                                                              --------   --------
                                                                17,444     22,702
Valuation allowance.........................................    (1,812)    (3,490)
                                                              --------   --------
          Deferred income tax assets........................    15,632     19,212
                                                              --------   --------
Deferred income tax liabilities:
  Property and equipment bases differences..................   (32,984)   (32,510)
  Other items...............................................    (5,680)    (6,074)
                                                              --------   --------
          Deferred income tax liabilities...................   (38,664)   (38,584)
                                                              --------   --------
Net deferred income tax liability...........................  $(23,032)  $(19,372)
                                                              ========   ========

     A valuation allowance has been established to reduce the income tax benefits of tax loss carryforwards to amounts expected to be realized.

     Income taxes paid totaled $19 million in 1994 and $15 million in 1995. There were no income tax payments in 1996.

NOTE 13.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's notes receivable, which originate from the sale of equipment to owner-operators, were $5.8 million and $9.3 million as of December 31, 1995 and 1996, respectively. As of the same dates, the fair values of the notes receivable were $6.0 million and $9.5 million, respectively. The fair values were determined from discounted future cash flows through maturity or expiration using current rates. The fair values of all other financial instruments approximate their carrying amounts.

NOTE 14.  PENSION AND SAVINGS PLANS

     The Company sponsors three defined benefit pension plans, covering substantially all employees not covered by union-administered plans. These plans generally provide participants with benefits based on years of service and recent average compensation levels. Funding policy for these plans is to make contributions based on normal costs plus amortization of unfunded past service liability but not greater than the maximum allowable contribution deductible for Federal income tax

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES purposes. The majority of the plans' assets are invested in a master trust which, in turn, is primarily invested in listed stocks and bonds. Total pension expense was as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1994      1995      1996
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Company-administered plans:
  Present value of benefits earned during the year......  $ 1,604   $ 1,203   $ 1,443
  Interest cost on projected benefit obligation.........    3,214     3,320     3,755
  Return on plan assets:
     Actual.............................................     (710)  (14,145)   (8,397)
     Deferred...........................................   (3,583)    9,669     2,863
  Additional expense from early retirement program......       --        --     2,650
  Other, net............................................     (575)     (583)     (691)
                                                          -------   -------   -------
                                                              (50)     (536)    1,623
Union-administered plans................................   19,625    18,948    20,921
                                                          -------   -------   -------
Net pension expense.....................................  $19,575   $18,412   $22,544
                                                          =======   =======   =======

     As a part of the Company's restructuring and other profit improvement initiatives, certain employees accepted early retirement benefits, which increased 1996 pension expense by $2.7 million.

     The following table sets forth the plans' funded status and the Company's prepaid pension expense:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1995      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Plan assets at fair value...................................  $66,734   $71,334
Actuarial present value of service rendered to date:
  Accumulated benefit obligation, including vested benefits
     of $43,819 and $47,770 in 1995 and 1996,
     respectively...........................................   44,429    50,107
  Additional benefit based on estimated future salary
     levels.................................................    2,972     4,225
                                                              -------   -------
Projected benefit obligation................................   47,401    54,332
                                                              -------   -------
Plan assets in excess of projected benefit obligation.......   19,333    17,002
Unrecognized transition amount..............................   (4,311)   (3,685)
Other, primarily unrecognized prior service cost and net
  gains.....................................................   (9,146)   (7,860)
                                                              -------   -------
Prepaid pension expense.....................................  $ 5,876   $ 5,457
                                                              =======   =======

     The following table sets forth the actuarial assumptions used for the Company's dominant plan:

                                                                    DECEMBER 31,
                                                                --------------------
                                                                1994    1995    1996
                                                                ----    ----    ----
Discount rate...............................................    8.5%    7.5%    7.5%
Rate of increase in compensation levels.....................    5.0%    5.0%    5.0%
Expected long-term rate of return on plan assets............    8.5%    8.5%    8.5%
Transition amortization in years............................     17      17      17
Gain and loss amortization in years.........................      9       9       9

     The Company also contributed to various defined benefit, union-administered, multi-employer plans for employees under collective bargaining agreements. The Company contributed and

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES charged to expense approximately $19.6 million, $18.9 million, and $20.9 million for the years ended December 31, 1994, 1995, and 1996, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and are generally based on the number of hours or days worked.

     In addition, the Company participates in certain defined contribution savings plans sponsored by Ryder that cover substantially all eligible employees. Contributions to the plans include employee contributions and contributions made by Ryder under a matching program. Defined contribution expense totaled $0.3 million, $0.4 million and $0.4 million for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE 15.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company participates in Ryder plans which provide retired employees with certain health care and life insurance benefits. Substantially all employees not covered by union-administered health and welfare plans are eligible for these benefits. Health care benefits are generally provided to qualified retirees and eligible dependents. Generally, these plans require employee contributions which vary based on years of service and include provisions which cap Company contributions. Reserves related to these plans are carried by Ryder.

     Total periodic postretirement benefit expense was as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1994     1995     1996
                                                             ------   ------   ------
                                                                  (IN THOUSANDS)
Current year service cost..................................  $  230   $  216   $  185
Interest accrued on postretirement benefit obligation......     867      923      828
Additional expense from early retirement program...........      --       --    1,523
Other, net.................................................     208       --       --
                                                             ------   ------   ------
Periodic postretirement benefit expense....................  $1,305   $1,139   $2,536
                                                             ------   ------   ------

     As part of the Company's restructuring and other profit improvement initiatives, certain employees accepted early retirement benefits which increased 1996 postretirement benefit expense by $1.5 million.

     The Company's postretirement benefit plans are not funded. The following summarizes the reserves carried by Ryder:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1995      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees..................................................  $ 9,509   $10,006
  Fully eligible active plan participants...................      863       800
  Other active plan participants............................    2,908     2,314
                                                              -------   -------
                                                               13,280    13,120
Unrecognized net gains (losses).............................   (1,872)      300
                                                              -------   -------
Accrued unfunded postretirement benefit obligation..........  $11,408   $13,420
                                                              -------   -------
Discount rate...............................................     7.5%      7.5%
                                                              =======   =======

     The actuarial assumptions include health care cost trend rates projected ratably from 11% in 1997 to 6% in the year 2003 and thereafter. Increasing the assumed health care cost trend rates by

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES

1% in each year would have increased the accumulated postretirement benefit obligation as of December 31, 1996 by $1.0 million and would not have had a material effect on periodic postretirement benefit expense for 1996.

NOTE 16.  ENVIRONMENTAL MATTERS

     The Company's operations involve storing and dispensing petroleum products, primarily diesel fuel. In 1988, the Environmental Protection Agency issued regulations that established requirements for testing and replacing underground storage tanks. The Company is involved in various stages of investigation, cleanup and tank replacement to comply with the regulations. In addition, the Company received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendments and Reauthorization Act and similar state statutes and may be required to share in the cost of cleanup of four identified disposal sites.

     The Company records a liability for environmental assessments and/or cleanup when it is probable a loss has been incurred. Generally, the timing of these accruals coincides with the identification of an environmental problem through the Company's internal procedures or upon notification from regulatory agencies. The estimate of loss is based on information obtained from independent environmental engineers and/or from Company experts regarding the nature and extent of environmental contamination, remedial alternatives available and the cleanup criteria required by relevant governmental agencies. The estimated costs include amounts for anticipated site testing, consulting, remediation, disposal, post-remediation monitoring and legal fees, as appropriate. These amounts represent the estimated undiscounted costs to fully resolve the environmental matters in accordance with prevailing Federal, state and local requirements based on information presently available. The liability includes estimates of cost sharing with other PRPs at Superfund sites. The Company's environmental expenses were $0.6 million, $2.0 million and $1.2 million for the years ended December 31, 1994, 1995 and 1996, respectively.

     The ultimate costs of the Company's environmental liabilities cannot be projected with certainty due to the presence of several unknown factors, primarily the level of contamination, the effectiveness of selected remediation methods, the stage of investigation at individual sites, the determination of the Company's liability in proportion to other responsible parties and the recoverability of such costs from third parties. Based on information presently available, management believes that the ultimate disposition of these matters, although potentially material to the results of operations in any one year, will not have a material adverse effect on the Company's financial condition or liquidity.

NOTE 17.  INDUSTRY SEGMENT, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     The Company operates solely in the automotive industry, primarily transporting automobiles and light and medium-duty trucks from manufacturing plants, ports and railway distribution points to automobile dealerships and other distribution points. In 1994, 1995 and 1996, approximately 83.8%, 84.9% and 85.6%, respectively, of the Company's revenue was derived from six customers, one of which, General Motors, accounted for approximately 51.1%, 51.6% and 49.9% of revenue, respectively. The Company operates in the United States and Canada. Operating income (loss) shown below includes gains on the sale of operating property and equipment in the amounts of $0.2

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES million, $3.5 million and $1.6 million for 1994, 1995 and 1996, respectively. Geographic financial information is as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------------
                                                           1994              1995              1996
                                                      ---------------   ---------------   --------------
                                                                        (IN THOUSANDS)
Revenue:
  United States.....................................     $610,088          $556,663          $547,158
  Canada............................................       35,314            37,783            36,134
                                                         --------          --------          --------
                                                         $645,402          $594,446          $583,292
                                                         ========          ========          ========
Operating income (loss):
  United States.....................................     $ 50,800          $ 37,107          $(13,186)
  Canada............................................         (950)             (869)           (4,003)
                                                         --------          --------          --------
                                                         $ 49,850          $ 36,238          $(17,189)
                                                         ========          ========          ========
Identifiable assets:
  United States.....................................     $233,645          $265,200          $257,095
  Canada............................................       40,942            41,097            36,419
                                                         --------          --------          --------
                                                         $274,587          $306,297          $293,514
                                                         ========          ========          ========

NOTE 18.  COMMITMENTS AND CONTINGENCIES

     The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business which relate to the Company's operations, including the manufacture of trailers and headramps. While any proceeding or litigation has an element of uncertainty, management believes that the disposition of these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company.

     The Company has entered into employment agreements with certain executive officers of the Company. The agreements, which are substantially similar, provide for compensation to the officers in the form of annual base salaries and bonuses based on earnings. The employment agreements also provide for severance benefits upon the occurrence of certain events, including a change in control, as defined.

NOTE 19.  SALE OF BLAZER

     In the fourth quarter of 1996, management made a decision to dispose of Blazer, an in-bound logistics provider to the automotive industry. Consistent with this decision and included within the full year restructuring charge discussed in Note 3, management recorded restructuring and other charges of $2.8 million and asset write-downs of $4.2 million to reduce the carrying values of Blazer assets to an estimate of fair value less costs to sell. The Company sold Blazer on February 28, 1997.

            RYDER AUTOMOTIVE CARRIER SERVICES, INC. AND SUBSIDIARIES

     The condensed financial statements of Blazer are as follows:

STATEMENTS OF OPERATIONS AND CHANGES IN COMPANY INVESTMENT

                                                                                FOR THE SIX
                                                                                MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,         JUNE 30,
                                                ---------------------------   ----------------
                                                 1994      1995      1996      1996     1997
                                                -------   -------   -------   ------   -------
                                                                (IN THOUSANDS)
Revenue.......................................  $25,529   $19,366   $14,520   $7,565   $ 2,204
Operating expense.............................   25,897    19,816    22,203    8,357     2,277
                                                -------   -------   -------   ------   -------
Operating loss................................     (368)     (450)   (7,683)    (792)      (73)
Other expense.................................     (378)     (110)       (9)      10        14
                                                -------   -------   -------   ------   -------
Loss before income taxes......................     (746)     (560)   (7,692)    (802)      (87)
Income tax benefit............................      (19)     (472)     (320)     275       739
                                                -------   -------   -------   ------   -------
Net income (loss).............................     (727)      (88)   (7,372)    (527)      652
Company investment at beginning of period.....      721         5      (151)    (151)   (7,648)
Net change in Company investment..............       11       (68)     (125)     453     6,996
                                                -------   -------   -------   ------   -------
Company investment at end of period...........  $     5   $  (151)  $(7,648)  $ (225)  $    --
                                                =======   =======   =======   ======   =======

BALANCE SHEETS

                                                               DECEMBER 31,
                                                              ---------------   JUNE 30,
                                                               1995     1996      1997
                                                              ------   ------   --------
                                                                    (IN THOUSANDS)
Current assets..............................................  $2,049   $1,526    $   --
Property and equipment, net.................................   1,687      428        --
Other assets, principally goodwill..........................   3,428       --        --
                                                              ------   ------    ------
Total assets................................................  $7,164   $1,954    $   --
                                                              ======   ======    ======
Current liabilities.........................................  $2,768   $5,976        --
Other liabilities...........................................   4,547    3,626        --
Company investment..........................................    (151)  (7,648)       --
                                                              ------   ------    ------
Total liabilities and Company investment....................  $7,164   $1,954    $   --
                                                              ======   ======    ======

NOTE 20.  SUBSEQUENT EVENT

     On September 30, 1997, Ryder sold the Company, along with another business unit, to Allied Holdings, Inc. ("Allied") for approximately $114.5 million in cash and assumption of certain liabilities of the business, subject to post-closing adjustments.

             ======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NEW NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    9
Use of Proceeds.......................   13
Price Range of Common Stock and
  Dividend Policy.....................   13
Capitalization........................   14
Selected Financial Data...............   15
Unaudited Pro Forma Financial
  Information.........................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   29
Principal and Selling Shareholders....   36
Description of Capital Stock..........   36
Underwriting..........................   40
Legal Matters.........................   41
Experts...............................   41
Available Information.................   42
Incorporation of Certain Documents by
  Reference...........................   42
Index to Consolidated Financial
  Statements..........................  F-1

             ======================================================
             ======================================================

                                3,000,000 SHARES

                             [ALLIED HOLDINGS LOGO]

                                  COMMON STOCK

                              -------------------
                                   PROSPECTUS
                              -------------------

                                 BT ALEX. BROWN

                            BEAR, STEARNS & CO. INC.
                                           , 1997

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be borne by the Company in connection with the issuance and distribution of the securities being registered hereby other than underwriting discounts and commissions.

SEC Registration Fee........................................  $19,205
Nasdaq National Market Listing Fee*.........................  $
Transfer Agents Fees and Expenses*..........................  $
Accounting Fees and Expenses*...............................  $
Legal Fees and Expenses*....................................  $
Blue Sky Fees and Expenses (including legal fees)*..........  $
Printing and engraving*.....................................  $
NASD Filing Fees*...........................................  $ 6,838
Miscellaneous*..............................................  $
                                                              -------
          TOTAL.............................................  $26,043
                                                              =======

---------------

* To be furnished by amendment to the Registration Statement

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The provisions of the Georgia Business Corporation Code and the Registrant's Bylaws set forth the extent to which the Registrant's directors and officers may be indemnified against liabilities they may incur while serving in such capacities. Under these indemnification provisions, the Registrant is required to indemnify any of its directors or officers against any reasonable expenses (including attorneys' fees) incurred by such director or officer in defense of any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, to which such director or officer was made a party, or in defense of any claim, issue or matter therein, by reason of the fact that such director or officer is or was a director or officer of the Registrant or who, while a director of the Registrant, is or was serving at the Registrant's request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, to the extent that such director or officer has been successful, on the merits or otherwise, in such defense. The Registrant also must indemnify any of its directors, and may indemnify any of its officers, against any liability incurred in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, by reason of the fact that such director or officer is or was a director or officer of the Registrant or who, while a director or officer of the Registrant, is or was serving at the Registrant's request as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, if such director or officer acted in a manner such director or officer believed in good faith to be in, or not opposed to, the best interests of the Registrant, or, with respect to any criminal proceeding, had no reasonable cause to believe such director's or officer's conduct was unlawful, if a determination has been made that the director or officer has met these standards of conduct. Such indemnification in connection with a proceeding by or in the right of the Registrant, however, is limited to reasonable expenses, including attorneys' fees, incurred in connection with the proceeding. The Registrant may also provide advancement of expenses incurred by a director or officer in defending any such action, suit, or proceeding upon receipt of a written affirmation of such officer or director that such director or officer has met certain standards of conduct and an undertaking by or on behalf of such director or officer to repay such advances unless it is ultimately determined that such director or officer is entitled to indemnification by the Registrant.

     The Registrant may not indemnify a director or officer in connection with a proceeding by or in the right of the Registrant in which the director or officer was adjudged liable to the Registrant, or in connection with a proceeding in which he was adjudged liable on the basis that he improperly received a personal benefit.

     The Registrant's Articles of Incorporation contain a provision which provides that, to the fullest extent permitted by the Business Corporation Code of Georgia, directors of the Registrant shall not be personally liable to the Registrant or its shareholders for monetary damages for breach of his duty of care or any other duty as a director.

     The Registrant maintains insurance policies insuring the Registrant and directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits (See exhibit index immediately preceding the exhibits for the page number where each exhibit can be found)

          DESCRIPTION
EXHIBIT       OF
NUMBER     EXHIBITS
-------   -----------
  *1.1             --  Form of Underwriting Agreement.
   2.1             --  Acquisition Agreement among Allied Holdings, Inc., AH
                       Acquisition Corp. Canadian Acquisition Corp., and Axis
                       International Incorporated and Ryder System Inc. dated
                       August 20, 1997 (incorporated by reference from Form 8-K
                       filed with the Commission on August 29, 1997).
   3.1             --  Articles of Incorporation (incorporated by reference from the Company's Annual Report on Form 10-K as filed with the
                       Securities and Exchange Commission on March 27, 1997).
   3.2             --  Bylaws (incorporated by reference from the Company's Annual
                       Report on Form 10-K as filed with the Securities and
                       Exchange Commission on March 27, 1997).
  *5.1             --  Opinion of Troutman Sanders LLP.
  10.1             --  Revolving Credit Agreement dated September 30, 1997
                       (incorporated by reference from Registration Statement on
                       Form S-4, Commission file no. 333-37113, as filed on October
                       3, 1997).
  10.2             --  Indenture dated September 30, 1997 (incorporated by
                       reference from Registration Statement on Form S-4,
                       Commission file no. 333-37113, as filed on October 3, 1997).
 *23.1             --  Consent of Troutman Sanders LLP (Included in Exhibit 5.1).
  23.2             --  Consent of Arthur Andersen LLP.
  23.3             --  Consent of KPMG Peat Marwick LLP
  24.1             --  Power of Attorney. (Included on the signature pages in Part
                       II of this Registration Statement).

---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes the following:

          (a)(1) to file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
        Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

          (b) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant ofo expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Decatur, State of Georgia, on the 21st day of October 1997.

                                          ALLIED HOLDINGS, INC.

                                          By      /s/ ROBERT J. RUTLAND
                                            ------------------------------------
                                                     Robert J. Rutland
                                            Chairman and Chief Executive Officer

                                          By   /s/ A. MITCHELL POOLE, JR.
                                            ------------------------------------
                                                   A. Mitchell Poole, Jr.
                                            President, Chief Operating Officer,
                                                Chief Financial Officer, and
                                                     Assistant Secretary

     Each person whose signature to this Registration Statement appears below appoints Robert J. Rutland and A. Mitchell Poole, Jr., and each of them, any one of whom may act without the joinder of the other, as his agent and attorney-in-fact to sign on his behalf individually and in the capacity stated below and to file all pre- and post-effective amendments to this Registration Statement (and, in addition, any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering to which this Registration Statement relates), which amendments may make such changes in and additions to this Registration Statement as such agent and attorney-in-fact may deem necessary or appropriate.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                /s/ ROBERT J. RUTLAND                  Chairman of the Board of      October 21, 1997
-----------------------------------------------------  Directors and Chief
                  Robert J. Rutland                    Executive Officer, and
                                                       Director

               /s/ GUY W. RUTLAND, III                 Chairman Emeritus and         October 21, 1997
-----------------------------------------------------  Director
                 Guy W. Rutland, III

             /s/ A. MITCHELL POOLE, JR.                President, Chief Operating    October 21, 1997
-----------------------------------------------------  Officer, Chief Financial
               A. Mitchell Poole, Jr.                  Officer, Assistant Secretary
                                                       and Director

               /s/ BERNARD O. DE WULF                  Vice Chairman, Executive      October 21, 1997
-----------------------------------------------------  Vice President, and Director
                 Bernard O. De Wulf

              /s/ BERNER F. WILSON, JR.                Vice Chairman, Secretary and  October 21, 1997
-----------------------------------------------------  Director
                Berner F. Wilson, Jr.

               /s/ GUY W. RUTLAND, IV                  Vice President and Director   October 21, 1997
-----------------------------------------------------
                 Guy W. Rutland, IV

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----


-----------------------------------------------------  Director
                  Joseph W. Collier

               /s/ DAVID G. BANNISTER                  Director                      October 21, 1997
-----------------------------------------------------
                 David G. Bannister

                /s/ ROBERT R. WOODSON                  Director                      October 21, 1997
-----------------------------------------------------
                  Robert R. Woodson

                                      II-5